1934 ACT FILE NO. 001-14714

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2004.

Yanzhou Coal Mining Company Limited

(Translation of Registrant’s name into English)

40 Fushan Road

Zoucheng, Shandong Province

People’s Republic of China

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]    Form 20-F  ☒    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]    Yes  ☐    No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yanzhou Coal Mining Company Limited
(Registrant)

Date	August 25, 2004	By	/s/ Chen Guangshui
Chen Guangshui, Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

YANZHOU COAL MINING COMPANY LIMITED

(a joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 1171)

INTERIM RESULTS FOR THE SIX MONTHS ENDED 30TH JUNE, 2004

The Board of the Company is pleased to announce the unaudited interim operating results of the Company for the six months ended 30th June, 2004:

•	Net sales of the Company in the first half of 2004 was RMB4,452.4 million (or approximately US$538.0 million, or HK$4,196.0 million), representing an increase of 27.0% as compared to the net sales of RMB3,504.6 million (or approximately US$423.3 million, or HK$3,301.7 million) for the same period last year.

•	Net income of the Company in the first half of 2004 was RMB1,224.4 million (or approximately US$147.9 million, or HK$1,153.9 million), representing an increase of 65.9% as compared to the net income of RMB738.0 million (or approximately US$89.13 million, or HK$695.2 million) for the same period last year.

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2004, which have been reviewed by the audit committee of the Board.

In the first half of 2004, net sales of the Company were RMB4,452.4 million, representing an increase of RMB947.8 million, or 27.0%, over the same period last year. Net income was RMB1,224.4 million, representing an increase of RMB486.4 million, or 65.9%, as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June			For the year ended 31st December 2003 (RMB’000) (audited)
	2004 (RMB’000) (unaudited)	2003 (RMB’000) (unaudited)	% change as compared to same period last year (+/-)
Net sales
Coal net sales	4,341,689	3,428,625	26.6	6,794,335
Including:
Domestic	3,181,129	2,181,385	45.8	4,337,089
Export	1,160,560	1,247,240	-6.9	2,457,246
Railway transportation service income	110,731	75,989	45.7	154,585
Total net sales	4,452,420	3,504,614	27.0	6,948,920
Gross profit	2,494,683	1,635,706	52.5	3,193,897
Operating income	1,850,454	1,057,027	75.1	2,034,884
Interest expenses	(20,012)	(37,971)	-47.3	(59,966)
Income before income taxes	1,830,442	1,019,056	79.6	1,974,918
Net income	1,224,433	737,966	65.9	1,386,686
Net cash from operating activities	2,328,937	831,369	180.1	2,701,236
Earnings per share (RMB/share)	0.427	0.257	65.9	0.483

	For the six months ended 30th June		For the year ended 31st December 2003 (RMB’000) (audited)
	2004 (RMB’000) (unaudited)	2003 (RMB’000) (unaudited)
Current assets	5,815,913	3,935,471	4,417,218
Current liabilities	2,733,414	1,676,447	2,371,966
Total assets	15,024,855	12,776,306	13,909,804
Shareholder’s equity	11,836,992	10,434,519	11,083,239
Return on net assets (%)	10.34	7.07	12.51
Net asset value per share (RMB/share)	4.12	3.64	3.86

Note: All the financial data set out in this summary for the six months ended 30th June, 2004 is consolidated with the new additional financial statements of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”).

The gross profit and the sales taxes and surcharges of Yanmei Shipping were booked into the Company’s coal transportation costs for the purpose of the consolidation of the financial statements, reducing the total coal sales. As the total sales, operating income and assets of Yanmei Shipping do not have significant impacts on the Company, they will not be separately set out and analyzed in this announcement.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2004 and 2003, which were prepared in accordance with IFRS.

Coal Production

In the first half of 2004, the Company’s raw coal production was 19.81 million tonnes, representing a decrease of 2.03 million tonnes, or 9.3%, as compared to the same period last year. The decrease in raw coal production was primarily due to the new arrangements of workplace and the more frequent assembly and disassembly of workface in the first half of 2004, especially in the second quarter, to ensure the stable coal production of the Company in the future. In the first half of 2004, the Company’s saleable coal production was 18.63 million tonnes, representing a decrease of 1.67 million tonnes, or 8.2%, as compared to the same period last year.

Coal Sales

In the first half of 2004, the Company’s coal sales were 19.04 million tonnes representing a decrease of 0.94 million tonnes, or 4.7%, as compared to the same period last year. Among which, (i) sales to the domestic market were 14.21 million tonnes, representing an increase of 1.09 million tonnes, or 8.3%, as compared to the same period last year. The sales increase in the domestic market was primarily due to the increase of No.2 clean coal sales to the domestic market by 0.61 million tonnes, or 183.9%, the increase of No.3 clean coal sales to the domestic market by 0.85 million tonnes, or 36.6% and the increase of raw coal sales by 0.59 million tonnes, or 8.1%, and as partically offset by decrease of sales of mixed coals and other types of coals to the domestic market by 1.36 million tonnes, or 47.6%; and (ii) sales to the export market were 4.83 million tonnes, representing a decrease of 2.03 million tonnes, or 29.7%, as compared to the same period last year. The sales decrease in export market was primarily due to the decrease of No.2 clean coal sales to the export market by 1.21 million tonnes, or 36.6%, and the decrease of No.3 clean coal sales to the export market by 0.94 million tonnes, or 26.6%, and as partically offset by the increase of lump coal sales to the export market by 0.12 million tonnes, or 100.0%.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June, 2004, 30th June, 2003, and 31st December, 2003, and for the year ended 31st December, 2003 (prepared in accordance with IFRS):

	For the six months ended 30th June,		For the six months ended 31st December,	For the year ended 31st December,
	2004	2003	2003	2003
	Average price of coal products (RMB per tonne)
Clean Coal
No.1 Clean Coal	311.18	245.88	253.28	249.57
No.2 Clean Coal	258.95	191.48	191.20	191.35
Domestic	291.80	234.86	242.62	238.54
Exports	244.07	187.09	185.63	186.42
No.3 Clean Coal	240.48	179.75	176.09	177.89
Domestic	243.43	184.09	186.21	185.19
Exports	236.88	176.91	168.86	172.90
Lump Coal	336.46	—	223.26	223.26
Domestic	361.93	—	255.15	255.15
Exports	257.55	—	213.30	213.30
Subtotal for Clean Coal	253.29	185.85	185.50	185.67
Domestic	266.17	195.34	199.79	197.67
Exports	240.50	181.81	178.69	180.26
Screened Raw Coal	219.06	176.36	182.62	179.33
Mixed Coal and others	111.73	110.76	107.98	109.38
Average	227.88	171.60	173.24	172.41
Average: domestic	223.59	166.27	170.33	168.26

Notes: 1. The average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

2. The historic average price per tonne of all coal products for the six months ended 31st December, 2003, was calculated based on the following formula:

(Net sales of all coal products for the year ended 31st December, 2003) less

(net sales of all coal products for the six months ended 30th June, 2003)

(Sales volume of all coal products for the year ended 31st December, 2003) less

(sales volume of all coal products for the six months ended 30th June, 2003)

3. Information relating to the net sales and sales volume for the six months ended 30th June, 2003 and for the year ended 31st December, 2003 was set out in the Company’s 2003 interim report and 2003 annual report, respectively.

The Company’s average coal price for the first six months of 2004 was RMB227.88/tonne, representing an increase of RMB56.28/tonne or 32.8%, as compared to the same period last year. Among which, average domestic coal price was RMB223.59/tonne, representing an increase of RMB57.32/tonne or 34.5%, as compared to the same period last year; while average export coal price was RMB240.50/tonne, representing an increase of RMB58.69/tonne or 32.3%, as compared to the same period last year.

The increase in the Company’s average coal price was due to the increase in coal prices in the domestic and overseas markets and the increase of coal sales net price through the implementation of sales strategies such as the optimization of product mix and transportation structures.

Net Sales of Coal

In the first half of 2004, the Company’s net sales of coal were RMB4,341.7 million. Setting aside the impacts of Yanmei Shipping, the Company’s net sales of coal were RMB4,338.5 million in the first half of 2004, representing an increase of RMB909.9 million, or 26.5%, as compared to the same period last year. Among which, net domestic sales were RMB3,177.9 million, representing an increase of RMB996.5 million, or 45.7%; while net export sales were RMB1,160.6 million, representing a decrease of RMB86.680 million, or 6.9%, as compared to the same period last year.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2004 and 2003 (prepared in accordance with IFRS):

	For the six months ended 30th June, 2004			For the six months ended 30th June, 2003
	(unaudited)			(unaudited)
	Coal sales volume ‘000 tonnes	Net coal sales RMB’000	% of total net coal sales (%)	Coal sales volume ‘000 tonnes	Net coal sales RMB’000	% of total net coal sales (%)

Clean Coal
No.1 Clean Coal	288.9	89,893	2.1	257.7	63,366	1.8
No.2 Clean Coal	3,041.9	787,697	18.2	3,634.8	695,996	20.3
Domestic	948.3	276,721	6.4	334.1	78,461	2.3
Exports	2,093.6	510,976	11.8	3,300.7	617,535	18.0
No.3 Clean Coal	5,798.0	1,394,288	32.1	5,891.2	1,058,955	30.9
Domestic	3,184.3	775,160	17.9	2,331.8	429,250	12.5
Exports	2,613.7	619,128	14.2	3,559.4	629,705	18.4
Lump Coal	484.6	163,073	3.7	—	—	—
Domestic	366.4	132,617	3.0	—	—	—
Exports	118.2	30,456	0.7	—	—	—
Subtotal of Clean Coal	9,613.4	2,434,951	56.1	9,783.7	1,818,317	53.0
Domestic	4,787.9	1,274,391	29.4	2,923.6	571,077	16.6
Exports	4,825.5	1,160,560	26.7	6,860.1	1,247,240	36.4
Screened Raw Coal	7,923.8	1,735,805	40.0	7,331.8	1,293,075	37.7
Mixed Coal and others	1,501.1	167,707	3.9	2,864.2	317,233	9.3

Total	19,038.3	4,338,463	100.0	19,979.7	3,428,625	100.0

Total: domestic	14,212.8	3,177,903	73.3	13,119.6	2,181,385	63.6

Railway Assets Specifically Used for the Transportation of Coal (“Railway Assets”)

Coal deliveries made by Railway Assets in the first half of 2004 were 13.15 million tonnes, representing a decrease of 0.71 million, or 5.1%, as compared to the same period last year. The Company’s railway transportation service income for the first six months of 2004 was RMB110.7 million, representing an increase of RMB34.742 million (income from coal transportation volume was calculated on the ex-mine basis and on the basis of transportation expenses being borne by the customers), or 45.7%, over the same period last year.

Jining Sihe Port

Jining Sihe Port was invested by the Company in 2003 and came into operation in January 2004. The coal handling volume was 1.18 million tonnes in the first half of 2004.

Cost and Expenses

The following table sets out the Company’s operating expenses, which are also expressed as percentages of total net sales, for each of the six months ended 30th June, 2004 and 2003:

	Six months ended 30th June,
	2004	2003	2004	2003
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	4,341,689	3,428,625	97.5	97.8
Net income of railway transportation service	110,731	75,989	2.5	2.2
Total net sales	4,452,420	3,504,614	100.0	100.0
Cost of sales and railway transportation service
Materials	452,843	446,973	10.2	12.8
Wages and employee benefits	452,389	429,853	10.2	12.3
Electricity	152,393	141,058	3.4	4.0
Depreciation	447,972	434,622	10.1	12.4
Expenses for land subsidence, restoring, recovery and environmental protection	159,585	131,473	3.6	3.7
Repairs and maintenance	122,786	154,926	2.7	4.4
Mining rights expenses	9,806	9,802	0.2	0.3
Transportation fees	24,112	26,037	0.5	0.7
Other expenses	135,851	94,164	3.1	2.7
Total cost of sales and railway transportation service	1,957,737	1,868,908	44.0	53.3
Selling, general and administration expenses	713,037	636,167	16.0	18.2
Total operating expenses	2,670,774	2,505,075	60.0	71.5

The Company’s total operating expenses for the first six months of 2004 were RMB2,670.8 million, representing an increase of RMB165.7 million, or 6.6%, as compared to the same period last year. Among which, cost of sales and railway transportation service increased by 4.8% while selling, general and administration expenses increased by 12.1%.

The percentage of total operating expenses to total net sales decreased from 71.5% in the same period last year to 60.0% in this reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial report of 2004 and 2003. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to note 14 to the financial statements in the announcement prepared in accordance with IFRS.

In the first half of 2004, net sales of the Company were RMB4,452.4 million. Setting aside the impacts of Yanmei Shipping, net sales of the Company in the first half of 2004 were RMB4,449.2 million, representing an increase of RMB944.6 million, or 27.0%, as compared to RMB3,504.6 million for the same period last year. Among which, (i) net sales of coal were RMB4,338.5million, representing an increase of RMB909.9 million, or 26.5%, as compared to RMB3,428.6 million for the same period last year. The increase in net sales of coal was primarily the result of an increase of RMB1,071.5 million, which is attributable to the increase in price, as partially offset by a decrease of RMB161.6 million, which is attributable to the decrease in sales volume; and (ii) railway transportation service income was RMB110.7 million, representing an increase of RMB34.742 million, or 45.7%, from RMB75.989 million for the same period last year. The increase in railway transportation service income was primarily due to an increase of 1.79 million tonnes of coal transportation volume, the income of which was calculated on the ex-mine basis and on the basis of the transportation expenses being borne by the customers, as compared with the same period last year.

In the first half of 2004, cost of sales and railway transportation service of the Company were RMB1,957.7 million, representing an increase of RMB88.829 million, or 4.8%, as compared to RMB1,868.9 million for the same period last year. Among which, (i) coal sales cost was RMB1,916.9 million, representing an increase of RMB81.567 million, or 4.4%, , as compared to RMB1,835.4 million for the same period last year. The increase in coal sales cost was primarily due to the decrease in the rate of export tax rebate and the increase in commodity price, wages and employee benefits; and (ii) unit cost of coal sales was RMB100.69, representing an increase of RMB8.83, or 9.6%, as compared to RMB91.86 for the same period last year. The increase in the unit cost of coal sales was primarily due to: (i) an increase in objective costs resulted in an increase of the unit cost of coal sales by RMB5.66; among which, the decrease in the rate of export tax rebate resulted in an increase of the unit of cost of coal sales by RMB1.73, the increase in the price of raw materials resulted in an increase of the unit cost of coal sales by RMB2.13, and the increase of commodity price resulted in an increase of the Company’s subsidence fees, which in turn resulted in an increase of the unit cost of coal sales by RMB1.80; (ii) an increase in employees’ wages in line with the improvement of the Company’s efficiency resulted in an increase of the unit cost of coal sales by RMB1.97; (iii) a decrease in sales volume by 0.94 million tonnes resulted in an increase of fixed cost per tonne, which in turn resulted in an increase of the unit cost of coal sales by RMB2.74; (iv) the partial setoff against the abovementioned factors resulting in the increase in the unit cost of sales by the Company’s effective cost control in the first half of 2004.

The Company’s selling, general and administration expenses (“SG&A”) were RMB713.0 million in the first half of 2004, representing an increase of RMB76.87 million, or 12.1%, as compared to RMB636.2 million for the same period last year. The increase in SG&A was primarily due to: (i) an increase in pension scheme funds by RMB8.694 million, (ii) an increase in wages and employees’ benefits by RMB17.324 million, (iii) an increase in resources compensation fees by RMB8.659 million, and (iv) an increase in repairs and maintenance expenses by RMB34.675 million.

The Company’s operating income for the first six months of 2004 was RMB1,850.5 million, representing an increase of RMB793.5 million, or 75.1%, as compared to RMB1,057.0 million for the same period last year.

The Company’s interest expenses for the first six months of 2004 were RMB20.012 million, representing a decrease of RMB17.959 million, or 47.3%, as compared to RMB37.971 million for the same period last year. The decrease was primarily due to the decrease in long-term bank loan expenses as compared to the same period last year.

The Company’s income before tax for the first six months of 2004 was RMB1,830.4 million, representing an increase of RMB811.3 million, or 79.6%, as compared to RMB1,019.1 million for the same period last year.

The Company’s net income for the first six months of 2004 was RMB1,224.4 million, representing an increase of RMB486.4 million, or 65.9%, as compared to RMB738.0 million for the same period last year.

Total assets of the Company increased from RMB13,909.8 million as at 31st December, 2003 to RMB15,024.9 million as at 30th June, 2004, representing an increase of RMB1,115.1 million, or 8.0%. The increase was primarily due to the increase of assets value resulting from the Company’s operating activities.

Total liabilities of the Company increased from RMB2,822.8 million as at 31st December, 2003 to RMB3,184.3 million as at 30th June, 2004, representing an increase of RMB361.5 million, or 12.8%. The increase was primarily due to (i) the increase of other payables and accrued expenses by RMB116.6 million, (ii)the increase of taxes payable by RMB248.8 million, (iii) the increase of payables to the parent company and its subsidiaries by RMB153.6 million and (iv) the decrease of other current liabilities such as bills and accounts payable by RMB157.5 million.

Shareholders’ equity of the Company increased from RMB11,083.2 million as at 31st December, 2003 to RMB11,837 million as at 30th June, 2004, representing an increase of RMB753.8million, or 6.8%. The increase was primarily due to the increase in shareholders’ equity resulting from the profits generated from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2004. The Company’s capital was principally used for operating activities expenditure and the purchase of properties, machineries and equipment.

Bills and accounts receivable decreased from RMB1,239.4 million as at 31st December, 2003 to RMB783.2 million as at 30th June, 2004, representing a decrease of RMB456.2 million, or 36.8%. Among which, (i) bills receivable decreased from RMB657.1 million as at 31st December, 2003 to RMB424.1 million as at 30th June, 2004, representing a decrease of RMB233 million, or 35.5%. The decrease in bills receivable was primarily due to the decrease in the number of bank bills used for the settlement of sales amounts as a result of the good sales performance of the Company, and (ii) accounts receivable decreased from RMB582.3 million as at 31st December, 2003 to RMB359.1 million as at 30th June, 2004, representing a decrease of RMB223.2 million, or 38.3%. The decrease in accounts receivable was a result of the decrease of new accounts receivable and the Company’s strengthened efforts to collect its accounts receivable of previous financial years.

Inventories increased from RMB502.0 million as at 31st December, 2003 to RMB519.4million as at 30th June, 2004, representing an increase of RMB17.358 million, or 3.5%. The increase was primarily due to the increase of inventory materials.

Prepayment and other current assets decreased from RMB534.5 million as at 31st December, 2003 to RMB294.7 million as at 30th June, 2004, representing a decrease of RMB239.8 million, or 44.9%. The decrease was primarily due to the collection of all export tax rebate balance of previous financial years during this reporting period.

Total bills and accounts payable decreased from RMB427.6 million as at 30th June, 2003 to RMB281.7 million as at 30th June, 2004, representing a decrease of RMB145.9 million, or 34.1%. The decrease was primarily due to the partial repayment of accounts payable by the Company.

Other payables and accrued expenses increased from RMB1,174.8 million as at 31st December, 2003 to RMB1,291.4 million as at 30th June, 2004, representing an increase of RMB116.6 million, or 9.9%. The increase was primarily due to the unpaid 2003 dividends payable to the parent company.

In the first half of 2004, the Company’s capital expenditure was RMB224.0 million, which was primarily used for the purchase and refurbishment of properties, machineries and equipment.

As at 30th June, 2004, the Company’s debt to equity ratio was 5.5%, which was calculated based on the shareholders’ equity and the total amount of loans amounting to RMB11,837 million, and RMB650.9 million, respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capitals to meet its current needs.

TAXATION

The Company was subject to an income tax rate of 33% on its taxable profits during this reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to note 14 to the financial statements of this announcement prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2004

In the second half of 2004, the demand in both domestic and overseas coal markets are expected to remain strong and the price of coal is expected to move at a high level, which is favorable to the Company in achieving a significant growth in its operating results.

The Growth in Supply Falling Short of the Growth in Demand in the Domestic Coal Market, Price of Coal Moving at a High Level

It is expected that China’s economy will continue to develop speedily in the second half of 2004. The continued growth of demand for electricity in China will push up the growth in demand for coals used for power generation. Although the Chinese government has implemented macroeconomic controls to slow down the growth of high consuming industries such as metallurgy and cement industries, the overall scale of such industries is still expanding, resulting in a further increase in coal demand. The Chinese government increasingly pays attention to the production safety of coal mines and the protection and reasonable exploitation of coal resources and will continue regulating coal mines which do not meet the required production safety standards. The growth in total coal supply will not be able to satisfy the growth in demand because of the limited capacity of the large-scaled coal enterprises to increase production and the long cycle of the development of new coal mines. The average coal price in the domestic market in the second half of 2004 is expected to be higher than that in the first half of 2004. The Chinese government has recently implemented certain regulations and policies relating to the coal industry, which are favorable to maintaining the long-term development of the coal industry and enhancing the competitiveness of large-scale coal enterprises.

Strong Demand in the Overseas Coal Market, Price of Coal Remaining Stable

The revival of the global economy is expected to push up the demand for power. The demand for coals used for metallurgy and power generation is expected to increase steadily. The Chinese government has recently implemented policies to reduce coal exports. International oil price is moving at a high level. As a result of the above factors, the supply of coal in the international coal market will continue to be tight, keeping the price of coal to remain stable. High international sea freight will support the price of coal in the international market, especially in the northeast Asian market, to move at a high level, which will maintain the Company’s strong competitiveness in northeast Asia. The spot price of Australian BJ steam coal was US$57.90/tonne on 19th August, 2004.

Operating Strategies in the Second Half of 2004

The Company will continue to increase its profitability and shareholders’ returns through internal growth and outward expansion.

(i) Acquiring high quality coal mines, promoting deep processing of coal and expanding the operating scale of the Company. The Company will push forward the business negotiations, the construction progress and construction of auxiliary facilities of the two new coal mine projects in Shandong and Shanxi Province and the methanol project in Shanxi Province. The Company will continue to look for new acquisition opportunities in coal and other relating industries to improve the Company’s profitability and to strengthen the development of the Company.

(ii) Improving operational management and boosting profitability of the existing coal mines.

Firstly, enhancing the coal production and sales in the second half of 2004 on the basis of the optimization and adjustment of the production systems in the first half of 2004.

Secondly, implementing the “Four Optimizations” for the sale of coal to increase net product prices: optimizing the product mix and user mix to increase product sale prices and optimizing the transportation structure and port flow structures to reduce sales cost and to increase net product prices.

Thirdly, improving management and cost control. The Company will fully utilize ERP management system, improve the financial control system and the overall budgeting management system, improve material purchase management, reduce material reserve, reduce the cost of raw materials and equipment, continue the improvements on roof support system and auxiliary transportation, enlarge bolting net utility, reduce the consumption of materials and reduce labor costs.

To Realize a Substantial Growth in the Operating Results of the Company

It is expected that the coal sales price of the Company in the second half of 2004 will be higher than that of the first half of 2004. The Company will enhance and stabilize production to realize a substantial growth in its operating results. With regard to the operating results of the Company in the first half of 2004 and the expectation for coal price trend in domestic and overseas markets, the Company expects that the accumulative net earnings in the first three quarters of 2004 will increase by more than 50% over the same period last year.Note

Note: The Company did not prepare the projections with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants (“AICPA”) regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with the China Securities Regulatory Commission’s regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends

At the 2003 annual general meeting of the Company held on 25th June, 2004, the shareholders of the Company approved final dividends of RMB470.7 million (before tax), or RMB0.164 (before tax) per share to be declared and paid to the shareholders of the Company, which comprise cash dividends of RMB327.2 million (before tax), or RMB0.114 (before tax) per share according to the Company’s consistent dividend policy and special cash dividends of RMB143.5 million (before tax), or RMB0.050 (before tax) per share.

Payments of such final dividends to the shareholders of the Company will be completed within two months after the 2003 annual general meeting of the Company.

Interim Dividends

There will be no payment of interim dividends to the shareholders of the Company for the half-year of 2004. Conversion of surplus reserves into shares of capital will not take place.

Placing of New Shares

Pursuant to the authorization of the 2003 annual general meeting of the Company held on 25th June, 2004 and the approval of the meeting of the Board held on 7th July, 2004, the Company entered into the Placing and Underwriting Agreement with BNP Paribas Peregrine Capital Limited on 7th July, 2004, pursuant to which the Company placed 204,000,000 new H shares with a Renminbi-denominated par value of RMB1.00 each at a price of HK$8.30 per share (the “Placing”).

The Placing shares were listed on The Stock Exchange of Hong Kong Limited on 15th July, 2004. The total share capital of the Company increased to 3,074 million shares from 2,870 million shares. The percentage of the listed share capital of the Company to the total share capital of the Company increased from the original 41.81% to 45.67%. The change of share capital structure of the Company after the Placing is as follows.

		Unit: shares Par value: RMB1.00 each
		Number of shares before the Placing	Changes attributable to the Placing (+/-)	Number of shares after the Placing
A:	Shares not listed for public dealings
	Promoter shares:
	Including:
	State legal person shares	1,670,000,000		1,670,000,000
	Total numbers of shares not listed for public dealings	1,670,000,000		1,670,000,000

B:	Shares listed for public dealings
	1. A Shares	180,000,000		180,000,000
	2. H Shares	1,020,000,000	+204,000,000	1,224,000,000
	Total numbers of shares listed for public dealings	1,200,000,000	+204,000,000	1,404,000,000

C:	Total numbers of shares	2,870,000,000	+204,000,000	3,074,000,000

The Company raised net proceeds of HK$1.656 billion (approximately RMB1.757 billion) from the Placing. The proceeds from the Placing will be used for investments in two new coal mine projects in Shandong Province and Shanxi Province, and the methanol project in Shanxi Province. The negotiations relating to the intended investment projects as mentioned above are still in progress. The Company will timely disclose the progress of business negotiations and the usage of the proceeds from the Placing in accordance with the requirements of domestic and overseas supervising authorities.

Details of the Placing were published in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po and South China Morning Post of Hong Kong on 8th July, 2004 and 9th July, 2004.

Amendments to the Articles of Association of the Company

Pursuant to the approval of the 2003 annual general meeting of the Company held on 25th June, 2004, the Company amended the articles of association of the Company (the “Articles of Association”) in accordance with the new requirements of domestic and overseas supervising authorities and the needs of daily operations of the Company. Details of the amendments to the Articles of Association were posted to the shareholders of the Company on 19th April 2004 and were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 19th April, 2004.

After the Placing, the Board amended Articles 16, 17 and 20 of the Articles of Association pursuant to the authorization granted in the 2003 annual general meeting of the Company so as to reflect the changes in the share capital structure of the Company after the Placing. Details of the amendments to the Articles of Association were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 8th July, 2004.

Material Contracts

Save as the disclosure regarding the Placing and Underwriting Agreement in the paragraph of “Placing of New Shares” in the section headed “Disclosure of Significant Events”, the Company was not a party to any other material contract during this reporting period.

Material Litigation and Arbitration

The Company was not involved in any significant litigation and arbitration during this reporting period.

Connected Transactions

The Company’s connected transactions during the first half of 2004 are set out in note 12 to the financial statements of this announcement prepared in accordance with the IFRS contained herein.

Purchase, Sale or Redemption of Shares of the Company

The Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company during this reporting period.

Details of the Company’s placement of 204,000,000 new H shares after the end of this reporting period are set out in the paragraph of “Placing of New Shares” in the section headed “Disclosure of Significant Events”.

Compliance with Model Code

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Company has not adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less exacting than the required standard set out in the Model Code.

Compliance with Code of Best Practice

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2004, in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

Impact of the Exchange Rate Fluctuations on the Company

Coal exports of the Company are all settled in US dollars. The government of the People’s Republic of China adopts a unified floating exchange rate that is under the State’s supervision. Since 2004, exchange rate for RMB to US dollars has varied slightly. The exchange rate fluctuations basically have no impact on the Company.

Employees

As at 30th June, 2004, the Company had 28,028 employees, of whom 1,904 were administrative personnel, 956 were technicians, 21,405 were directly involved in coal production and 3,763 were supporting staff.

Auditors

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

Audit Committee of the Board

The audit committee of the Board comprises three independent non-executive directors of the Company, namely Mr. Cui Jianmin (being the Chairman of the audit committee of the Board), Mr. Fan Weitang and Mr. Wang Xiaojun, and two directors of the Company, namely Mr. Wang Bangjun and Mr. Dong Yunqing.

On behalf of the Board

Wang Xin

Chairman

20th August, 2004

Zoucheng, People’s Republic of China

Directors: As at the date of this announcement, the Directors of the Company are Mr. Wang Xin, Mr. Geng Jiahuai, Mr. Yang Deyu, Mr. Mo Liqi, Mr. Wang Bangjun, Mr. Yang Jiachun, Mr. Wu Yuxiang, Mr. Wang Xinkun and Mr. Dong Yunqing, and the independent non-executive Directors of the Company are Mr. Fan Weitang, Mr. Cui Jianmin, Mr. Wang Xiaojun, Mr. Wang Quanxi.

The interim report of the Company for the six-month period ended 30th June, 2004 containing all the information required by paragraghs 46(1) to 46(6) of Appendix 16 to the Listing Rules will be published on the website of The Stock Exchange of Hong Kong Limited http//www.hkex.com.hk in due course.

INTERIM RESULTS

The unaudited interim operating results of the Company for the six months ended 30th June, 2004 prepared in conformity with (i) the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”) and (ii) the International Financial Reporting Standards (“IFRS”).

(i) Unaudited financial information prepared under PRC GAAP.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004

	The Group Six months ended June 30,		The Company Six months ended June 30,
	2004 RMB (Unaudited)	2003 RMB (Unaudited)	2004 RMB (Unaudited)	2003 RMB (Unaudited)
Revenue from principal operations	5,332,663,629	4,427,879,818	5,332,663,629	4,427,879,818
Less: Cost of principal operations	2,126,610,767	1,999,944,009	2,126,747,846	2,000,043,993
Sales taxes and surcharges	105,889,028	53,654,994	104,784,982	53,654,994

Profit from principal operations	3,100,163,834	2,374,280,815	3,101,130,801	2,374,180,831
Add: Profits from other operations	19,860,622	33,280,264	18,266,088	29,154,080
Less: Operating expenses	807,195,975	903,853,042	810,723,661	902,550,577
General and administrative expenses	671,022,623	599,243,171	667,739,229	598,685,387
Financial expenses	(8,002,957)	28,122,556	(8,149,010)	28,129,884

Operating profit	1,649,808,815	876,342,310	1,649,083,009	873,969,063
Add: Investment income	5,882,871	1,478,333	6,251,540	2,389,488
Subsidy income	—	4,495,207	—	4,495,207
Non-operating income	835,176	3,771,816	835,176	3,673,897
Less: Non-operating expenses	6,103,231	8,858,613	6,072,693	8,855,669

Total profits	1,650,423,631	877,229,053	1,650,097,032	875,671,986
Less: Income taxes	591,986,035	299,630,188	591,828,892	298,901,475
Minority interest	169,456	828,354	—	—

Net profit	1,058,268,140	576,770,511	1,058,268,140	576,770,511
Add: Unappropriated profits at the beginning of the year	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206

Profits available for appropriation	3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717
Less: Appropriations to statutory common reserve fund	—	—	—	—
Appropriations to statutory common welfare fund	—	—	—	—

Profits available for appropriation to shareholders	3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717
Less: Cash dividend proposal after the balance sheet date	—	—	—	—

Unappropriated profits at the end of the period	3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717

(ii) Unaudited Financial Information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2004

		Six months ended June 30,
	Notes	2004 RMB’000 (unaudited)	2003 RMB’000 (unaudited)
Gross sales of coal	3	5,116,043	4,298,236
Transportation costs of coal	3	(774,354)	(869,611)

Net sales of coal	3	4,341,689	3,428,625
Railway transportation service income		110,731	75,989
Cost of sales and service provided	4	(1,957,737)	(1,868,908)

Gross profit		2,494,683	1,635,706
Selling, general and administrative expenses	5	(713,037)	(636,167)
Other operating income	6	68,808	57,488

Operating income		1,850,454	1,057,027
Interest expenses	7	(20,012)	(37,971)

Income before income taxes		1,830,442	1,019,056
Income taxes	8	(605,840)	(280,262)

Income before minority interest		1,224,602	738,794
Minority interest		(169)	(828)

Net income		1,224,433	737,966

Appropriations to reserves		168,874	131,034

Dividend		470,680	298,480

Earnings per share	9	RMB0.43	RMB0.26

Earnings per ADS.	9	RMB21.33	RMB12.86

CONDENSED CONSOLIDATED BALANCE SHEET

AT JUNE 30, 2004

	Notes	At June 30, 2004 RMB’000 (unaudited)	At December 31, 2003 RMB’000 (audited)
ASSETS

CURRENT ASSETS
Bank balances and cash		4,189,555	2,023,772
Restricted cash		28,483	17,521
Bills and accounts receivable	10	783,167	1,239,424
Inventories	11	519,386	502,028
Other loan receivable		—	100,000
Prepayments and other current assets		294,694	534,473
Taxes receivable		628	—

TOTAL CURRENT ASSETS		5,815,913	4,417,218
MINING RIGHTS		109,291	112,607
LAND USE RIGHTS		598,317	604,912
PROPERTY, PLANT AND EQUIPMENT, NET		8,348,072	8,616,373
GOODWILL		87,777	93,165
NEGATIVE GOODWILL		(41,431)	(55,241)
INVESTMENTS IN SECURITIES		1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES		30,138	30,138
DEFERRED TAX ASSET		75,018	88,872

TOTAL ASSETS		15,024,855	13,909,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable		281,688	427,608
Other payables and accrued expenses		1,291,412	1,174,813
Provision for land subsidence, restoration, rehabilitation and environmental costs		73,345	85,022
Amounts due to Parent Company and its subsidiary companies		523,252	369,620
Unsecured bank borrowing - due within one year		200,000	200,000
Taxes payable		363,717	114,903

TOTAL CURRENT LIABILITIES		2,733,414	2,371,966
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR		50,859	50,859
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR		400,000	400,000

TOTAL LIABILITIES		3,184,273	2,822,825
COMMITMENTS
SHAREHOLDERS’ EQUITY		11,836,992	11,083,239
MINORITY INTEREST		3,590	3,740

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,024,855	13,909,804

NOTES TO THE CONDENSED FINANCIAL STATEMENTS PREPARED UNDER IFRS

1. BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between International Financial Reporting Standards (“IFRS”) and PRC GAAP are stated in note 13.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 14.

2. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in coal railway transportation business. The Group operates only in the PRC. Commencing from December 31, 2003, the Group is also engaged in the transportation business via rivers and lakes. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of the these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

Principal activities are as follows:

Coal mining - Underground mining, preparation and sales of coal

Coal railway transportation - Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2004
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	5,116,043	110,731	—	5,226,774
Inter-segment	—	146,052	(146,052)	—

Total	5,116,043	256,783	(146,052)	5,226,774

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,865,247	128,830	—	1,994,077

Unallocated corporate expenses				(176,337)
Unallocated corporate income				32,714

Operating income				1,850,454

	For the six months ended June 30, 2003
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000
GROSS REVENUE
External	4,298,236	75,989	—	4,374,225
Inter-segment	—	194,767	(194,767)	—

Total	4,298,236	270,756	(194,767)	4,374,225

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,114,822	115,111	—	1,229,933

Unallocated corporate expenses				(181,395)
Unallocated corporate income				8,489

Operating income				1,057,027

3. SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Domestic sales of coal, gross	3,444,406	2,507,618
Less: Transportation costs	263,277	326,233

Domestic sales of coal, net	3,181,129	2,181,385

Export sales of coal, gross	1,671,637	1,790,618
Less: Transportation costs	511,077	543,378

Export sales of coal, net	1,160,560	1,247,240

Net sales of coal	4,341,689	3,428,625

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to January 1, 2004, resource tax was charged at the rate of RMB1.20 per metric tonne of imputed quantity of raw coal sold. The resource tax for each of six months ended June 30, 2004 and 2003 amounted to RMB49,462,000 and RMB24,966,000, respectively.

4. COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Materials	452,843	446,973
Wages and employee benefits	452,389	429,853
Electricity	152,393	141,058
Depreciation	447,972	434,622
Land subsidence, restoration, rehabilitation and environmental costs	159,585	131,473
Repairs and maintenance	122,786	154,926
Annual fee and amortization of mining rights	9,806	9,802
Transportation costs	24,112	26,037
Others	135,851	94,164

	1,957,737	1,868,908

5. SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Retirement benefits scheme contributions	182,973	174,279
Wages and employee benefits	69,693	52,369
Additional medical insurance	16,295	14,234
Depreciation	26,333	20,387
Amortization of goodwill	5,388	4,834
Distribution charges	19,100	20,687
Allowance for doubtful debts	30,426	30,235
Resource compensation fees	50,863	42,204
Repairs and maintenance	39,435	4,760
Research and development	49,292	49,286
Staff training costs	13,667	13,377
Freight charges	3,342	6,389
Others	206,230	203,126

	713,037	636,167

6. OTHER OPERATING INCOME

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Gain on sales of auxiliary materials	20,001	26,124
Interest income from bank deposits	26,273	7,356
Interest income on loan receivable	6,441	1,133
Release of negative goodwill to income	13,810	13,810
Government grants	—	4,495
Others	2,283	4,570

	68,808	57,488

7. INTEREST EXPENSES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Interest expenses on:
- bank borrowing wholly repayable within 5 years	17,737	35,154
- bills receivable discounted without recourse	—	186
Deemed interest expenses	2,275	2,631

	20,012	37,971

No interest was capitalized during the relevant periods.

8. INCOME TAXES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Income taxes	591,986	299,630
Deferred tax charge (credit)	13,854	(19,368)

	605,840	280,262

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2003: 28%). The major reconciling items are the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IFRS and the expenses not deductible for tax purposes.

9. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the six months ended June 30, 2004 and 2003 is based on the net income for the period of RMB1,224,433,000 and RMB737,966,000, respectively, and on the number of 2,870,000,000 shares in issue during the relevant periods.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS representing 50 H shares.

10. BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
Total bills receivable	424,094	657,090
Total accounts receivable	490,126	682,961
Less: Allowance for doubtful debts	(131,053)	(100,627)

Total bills and accounts receivable, net	783,167	1,239,424

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

The Group made allowance for doubtful debts of RMB30,426,000 and RMB21,088,000 for the six months ended June 30, 2004 and 2003, respectively.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
1 - 180 days	599,652	961,307
181 - 365 days	98,884	177,571
1 - 2 years	78,335	114,887
2 - 3 years	81,619	78,919
Over 3 years	55,730	7,367

	914,220	1,340,051

11. INVENTORIES

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
COST
Auxiliary materials, spare parts and small tools	216,963	204,466
Coal products	302,423	297,562

	519,386	502,028

12. RELATED PARTY TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2004 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings.

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	523,252	369,620
More than one year, but not exceeding two years	9,802	9,802
More than two years, but not exceeding five years	26,101	26,101
Exceeding five years	14,956	14,956

Total due	574,111	420,479
Less: amount due within one year	(523,252)	(369,620)

Amount due after one year	50,859	50,859

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayment.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Income
Sales of coal	214,045	79,009
Sales of auxiliary materials	184,702	180,480
Utilities and facilities	14,500	14,500
Railway transportation services	—	26

Expenditure
Utilities and facilities	165,121	154,419
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	101,935	181,342
Repairs and maintenance services	47,262	92,217
Social welfare and support services	97,105	95,670
Technical support and training	7,565	7,565
Road transportation services	8,341	13,417
Construction services	160,342	—

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Sales of coal	—	21,501

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 and RMB33,973,000 for each of the six months ended June 30, 2004 and 2003, respectively, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2004 and 2003, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits.

13. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund, which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii) recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities; and

(iii) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recongized under PRC GAAP; and

(iv) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for six months ended June 30,		Net assets as at
	2004 RMB’000	2003 RMB’000	June 30, 2004 RMB’000	December 31, 2003 RMB’000
As per condensed financial statements prepared under IFRS	1,224,433	737,966	11,836,992	11,083,239
Impact of IFRS adjustment in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(168,874)	(131,034)	(49,998)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	13,854	(19,368)	(75,018)	(88,872)
- release of negative goodwill to income	(13,810)	(13,810)	(96,670)	(82,860)
- deemed interest expenses	2,275	2,631	107,087	104,812
- others	390	386	7,683	7,292

As per financial statements prepared under PRC GAAP	1,058,268	576,771	11,730,076	11,023,611

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

14. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The condensed financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the condensed consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of twenty years. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Net income as reported under IFRS	1,224,433	737,966

US GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and land use rights	93,958	94,084
Additional deferred tax charge due to a higher tax bases resulting from the difference in cost bases of property, plant and equipment and land and use rights capitalization of mining rights	(32,100)	(32,140)
Amortization of negative goodwill on acquisition of Jining III	(13,810)	(13,810)
Amortization of mining rights of Jining III	3,316	3,312
Amortization of goodwill arising on acquisition of Jining II	390	390
Amortization of goodwill arising on acquisition of Railway Assets	4,440	4,444
Amortization of goodwill arising on acquisition of Yanmei Shipping	558	—

Net income under US GAAP	1,281,185	794,246

Earnings per share under US GAAP	RMB0.45	RMB0.28

Earnings per ADS under US GAAP	RMB22.32	RMB13.84

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
Shareholders’ equity as reported under IFRS	11,836,992	11,083,239

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair value property, plant and equipment and land use rights	1,219,478	1,125,520
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	442,712	473,719
Goodwill arising on acquisition of Jining II	(10,493)	(10,883)
Negative goodwill arising on acquisition of Jining III, net	41,431	55,241
Mining rights of Jining III	(109,291)	(112,607)
Additional deferred tax asset due to a higher tax base resulting from the capitalization of mining rights	36,067	37,160
Goodwill arising on acquisition of Railway Assets	(66,680)	(71,120)
Amortization of goodwill on acquisition of Yanmei Shipping	558	—

Shareholders’ equity under US GAAP	10,829,742	10,019,237

Under US GAAP, the Group’s total assets would have been RMB14,017,605,000 and RMB12,845,802,000 at June 30, 2004 and December 31, 2003, respectively.

YANZHOU COAL MINING COMPANY LIMITED

INTERIM RESULTS FOR THE SIX MONTHS ENDED

30TH JUNE, 2004

Dear shareholders,

The board of directors (the “Board”) of Yanzhou Coal Mining Company Limited (the “Company”) is pleased to present the Company’s unaudited interim operating results for the six months ended 30th June, 2004, which have been reviewed by the audit committee of the Board.

In the first half of 2004, net sales of the Company were RMB4,452.4 million, representing an increase of RMB947.8 million, or 27.0%, over the same period last year. Net income was RMB1,224.4 million, representing an increase of RMB486.4 million, or 65.9%, as compared to the same period last year.

SUMMARY OF UNAUDITED FINANCIAL INFORMATION

(prepared in accordance with International Financial Reporting Standards (“IFRS”))

	For the six months ended 30th June			For the year ended 31st December 2003 (RMB’000) (audited)
	2004 (RMB’000) (unaudited)	2003 (RMB’000) (unaudited)	% change as compared to same period last year (+/-)
Net sales
Coal net sales	4,341,689	3,428,625	26.6	6,794,335
Including:
Domestic	3,181,129	2,181,385	45.8	4,337,089
Export	1,160,560	1,247,240	-6.9	2,457,246
Railway transportation service income	110,731	75,989	45.7	154,585
Total net sales	4,452,420	3,504,614	27.0	6,948,920
Gross profit	2,494,683	1,635,706	52.5	3,193,897
Operating income	1,850,454	1,057,027	75.1	2,034,884
Interest expenses	(20,012)	(37,971)	-47.3	(59,966)
Income before income taxes	1,830,442	1,019,056	79.6	1,974,918
Net income	1,224,433	737,966	65.9	1,386,686
Net cash from operating activities	2,328,937	831,369	180.1	2,701,236
Earnings per share (RMB/share)	0.427	0.257	65.9	0.483

	For the six months ended 30th June		For the year ended 31st December 2003 (RMB’000) (audited)
	2004 (RMB’000) (unaudited)	2003 (RMB’000) (unaudited)
Current assets	5,815,913	3,935,471	4,417,218
Current liabilities	2,733,414	1,676,447	2,371,966
Total assets	15,024,855	12,776,306	13,909,804
Shareholder’s equity	11,836,992	10,434,519	11,083,239
Return on net assets (%)	10.34	7.07	12.51
Net asset value per share (RMB/share)	4.12	3.64	3.86

Note: All the financial data set out in this summary for the six months ended 30th June, 2004 is consolidated with the new additional financial statements of Shandong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”).

The gross profit and the sales taxes and surcharges of Yanmei Shipping were booked into the Company’s coal transportation costs for the purpose of the consolidation of the financial statements, reducing the total coal sales. As the total sales, operating income and assets of Yanmei Shipping do not have significant impacts on the Company, they will not be separately set out and analyzed in this report.

REVIEW OF OPERATIONS

The following discussion is based on the Company’s unaudited financial results for the first half of 2004 and 2003 which were prepared in accordance with IFRS.

Coal Production

In the first half of 2004, the Company’s raw coal production was 19.81 million tonnes, representing a decrease of 2.03 million tonnes, or 9.3%, as compared to the same period last year. The decrease in raw coal production was primarily due to the new arrangements of workplace and the more frequent assembly and disassembly of workface in the first half of 2004, especially in the second quarter, to ensure the stable coal production of the Company in the future.

In the first half of 2004, the Company’s saleable coal production was 18.63 million tonnes, representing a decrease of 1.67 million tonnes, or 8.2%, as compared to the same period last year.

Coal Sales

In the first half of 2004, the Company’s coal sales were 19.04 million tonnes representing a decrease of 0.94 million tonnes, or 4.7%, as compared to the same period last year. Among which, (i) sales to the domestic market were 14.21 million tonnes, representing an increase of 1.09 million tonnes, or 8.3%, as compared to the same period last year. The sales increase in the domestic market was primarily due to the increase of No.2 clean coal sales to the domestic market by 0.61 million tonnes, or 183.9%, the increase of No.3 clean coal sales to the domestic market by 0.85 million tonnes, or 36.6% and the increase of raw coal sales by 0.59 million tonnes, or 8.1%, and as partically offset by decrease of sales of mixed coals and other types of coals to the domestic market by 1.36 million tonnes, or 47.6%; and (ii) sales to the export market were 4.83 million tonnes, representing a decrease of 2.03 million tonnes, or 29.7%, as compared to the same period last year. The sales decrease in export market was primarily due to the decrease of No.2 clean coal sales to the export market by 1.21 million tonnes, or 36.6%, and the decrease of No.3 clean coal sales to the export market by 0.94 million tonnes, or 26.6%, and as partically offset by the increase of lump coal sales to the export market by 0.12 million tonnes, or 100.0%.

Coal Sales Prices

The following table sets out the selling prices of the Company’s products for the six months ended 30th June, 2004, 30th June, 2003, and 31st December, 2003, and for the year ended 31st December, 2003 (prepared in accordance with IFRS):

	For the six months ended 30th June,		For the six months ended 31st December,	For the year ended 31st December,
	2004	2003	2003	2003
	Average price of coal products (RMB per tonne)
Clean Coal
No.1 Clean Coal	311.18	245.88	253.28	249.57
No.2 Clean Coal	258.95	191.48	191.20	191.35
Domestic	291.80	234.86	242.62	238.54
Exports	244.07	187.09	185.63	186.42
No.3 Clean Coal	240.48	179.75	176.09	177.89
Domestic	243.43	184.09	186.21	185.19
Exports	236.88	176.91	168.86	172.90
Lump Coal	336.46	—	223.26	223.26
Domestic	361.93	—	255.15	255.15
Exports	257.55	—	213.30	213.30
Subtotal for Clean Coal	253.29	185.85	185.50	185.67
Domestic	266.17	195.34	199.79	197.67
Exports	240.50	181.81	178.69	180.26
Screened Raw Coal	219.06	176.36	182.62	179.33
Mixed Coal and others	111.73	110.76	107.98	109.38
Average	227.88	171.60	173.24	172.41
Average: domestic	223.59	166.27	170.33	168.26

Notes: 1. The average price of coal products is the invoice price minus sales taxes, transportation cost from the Company to the ports, port charges and various miscellaneous fees.

2. The historic average price per tonne of all coal products for the six months ended 31st December, 2003, was calculated based on the following formula:

(Net sales of all coal products for the year ended 31st December, 2003) less (net sales of all coal products for the six months ended 30th June, 2003)

(Sales volume of all coal products for the year ended 31st December, 2003) less (sales volume of all coal products for the six months ended 30th June, 2003)

3. Information relating to the net sales and sales volume for the six months ended 30th June, 2003 and for the year ended 31st December, 2003 was set out in the Company’s 2003 interim report and 2003 annual report, respectively.

The Company’s average coal price for the first six months of 2004 was RMB227.88/tonne, representing an increase of RMB56.28/tonne or 32.8%, as compared to the same period last year. Among which, average domestic coal price was RMB223.59/tonne, representing an increase of RMB57.32/tonne or 34.5%, as compared to the same period last year; while average export coal price was RMB240.50/tonne, representing an increase of RMB58.69/tonne or 32.3%, as compared to the same period last year.

The increase in the Company’s average coal price was due to the increase in coal prices in the domestic and overseas markets and the increase of coal sales net price through the implementation of sales strategies such as the optimization of product mix and transportation structures.

Net Sales of Coal

In the first half of 2004, the Company’s net sales of coal were RMB4,341.7 million. Setting aside the impacts of Yanmei Shipping, the Company’s net sales of coal were RMB4,338.5 million in the first half of 2004, representing an increase of RMB909.9 million, or 26.5%, as compared to the same period last year. Among which, net domestic sales were RMB3,177.9 million, representing an increase of RMB996.5 million, or 45.7%; while net export sales were RMB1,160.6 million, representing a decrease of RMB86.680 million, or 6.9%, as compared to the same period last year.

The following table sets out the sales volume and net sales in coal by product category for the six months ended 30th June, 2004 and 2003 (prepared in accordance with IFRS):

	For the six months ended 30th June, 2004 (unaudited)			For the six months ended 30th June, 2003 (unaudited)
	Coal sales volume ‘000 tonnes	Net coal sales RMB’000	% of total net coal sales (%)	Coal sales volume ‘000 tonnes	Net coal sales RMB’000	% of total net coal sales (%)
Clean Coal
No.1 Clean Coal	288.9	89,893	2.1	257.7	63,366	1.8
Clean Coal	3,041.9	787,697	18.2	3,634.8	695,996	20.3
Domestic	948.3	276,721	6.4	334.1	78,461	2.3
Exports	2,093.6	510,976	11.8	3,300.7	617,535	18.0
No.3 Clean Coal	5,798.0	1,394,288	32.1	5,891.2	1,058,955	30.9
Domestic	3,184.3	775,160	17.9	2,331.8	429,250	12.5
Exports	2,613.7	619,128	14.2	3,559.4	629,705	18.4
Lump Coal	484.6	163,073	3.7	—	—	—
Domestic	366.4	132,617	3.0	—	—	—
Exports	118.2	30,456	0.7	—	—	—
Subtotal of Clean Coal	9,613.4	2,434,951	56.1	9,783.7	1,818,317	53.0
Domestic	4,787.9	1,274,391	29.4	2,923.6	571,077	16.6
Exports	4,825.5	1,160,560	26.7	6,860.1	1,247,240	36.4
Screened Raw Coal	7,923.8	1,735,805	40.0	7,331.8	1,293,075	37.7
Mixed Coal and others	1,501.1	167,707	3.9	2,864.2	317,233	9.3

Total	19,038.3	4,338,463	100.0	19,979.7	3,428,625	100.0

Total: domestic	14,212.8	3,177,903	73.3	13,119.6	2,181,385	63.6

Railway Assets Specifically Used for the Transportation of Coal (“Railway Assets”)

Coal deliveries made by Railway Assets in the first half of 2004 were 13.15 million tonnes, representing a decrease of 0.71 million, or 5.1%, as compared to the same period last year. The Company’s railway transportation service income for the first six months of 2004 was RMB110.7 million, representing an increase of RMB34.742 million (income from coal transportation volume was calculated on the ex-mine basis and on the basis of transportation expenses being borne by the customers), or 45.7%, over the same period last year.

Jining Sihe Port

Jining Sihe Port was invested by the Company in 2003 and came into operation in January 2004. The coal handling volume was 1.18 million tonnes in the first half of 2004.

Cost and Expenses

The following table sets out the Company’s operating expenses, which are also expressed as percentages of total net sales, for each of the six months ended 30th June, 2004 and 2003:

,

	Six months ended 30th June,
	2004	2003	2004	2003
	(RMB’000)		(% of total net sales)
Net sales
Net sales of coal	4,341,689	3,428,625	97.5	97.8
Net income of railway transportation service	110,731	75,989	2.5	2.2
Total net sales	4,452,420	3,504,614	100.0	100.0
Cost of sales and railway transportation service
Materials	452,843	446,973	10.2	12.8
Wages and employee benefits	452,389	429,853	10.2	12.3
Electricity	152,393	141,058	3.4	4.0
Depreciation	447,972	434,622	10.1	12.4
Expenses for land subsidence, restoring, recovery and environmental protection	159,585	131,473	3.6	3.7
Repairs and maintenance	122,786	154,926	2.7	4.4
Mining rights expenses	9,806	9,802	0.2	0.3
Transportation fees	24,112	26,037	0.5	0.7
Other expenses	135,851	94,164	3.1	2.7
Total cost of sales and railway transportation service	1,957,737	1,868,908	44.0	53.3
Selling, general and administration expenses	713,037	636,167	16.0	18.2
Total operating expenses	2,670,774	2,505,075	60.0	71.5

The Company’s total operating expenses for the first six months of 2004 were RMB2,670.8 million, representing an increase of RMB165.7 million, or 6.6%, as compared to the same period last year. Among which, cost of sales and railway transportation service increased by 4.8% while selling, general and administration expenses increased by 12.1%.

The percentage of total operating expenses to total net sales decreased from 71.5% in the same period last year to 60.0% in this reporting period.

MANAGEMENT DISCUSSION AND ANALYSIS

The following discussion and analysis are based on the Company’s unaudited interim financial report of 2004 and 2003. These financial reports have been prepared in accordance with IFRS. In respect of the differences between IFRS and accounting principles generally accepted in the United States of America (the “US GAAP”), please refer to note 38 to the financial statements in the announcement prepared in accordance with IFRS.

In the first half of 2004, net sales of the Company were RMB4,452.4 million. Setting aside the impacts of Yanmei Shipping, net sales of the Company in the first half of 2004 were RMB4,449.2 million, representing an increase of RMB944.6 million, or 27.0%, as compared to RMB3,504.6 million for the same period last year. Among which, (i) net sales of coal were RMB4,338.5million, representing an increase of RMB909.9 million, or 26.5%, as compared to RMB3,428.6 million for the same period last year. The increase in net sales of coal was primarily the result of an increase of RMB1,071.5 million, which is attributable to the increase in price, as partially offset by a decrease of RMB161.6 million, which is attributable to the decrease in sales volume; and (ii) railway transportation service income was RMB110.7 million, representing an increase of RMB34.742 million, or 45.7%, from RMB75.989 million for the same period last year. The increase in railway transportation service income was primarily due to an increase of 1.79 million tonnes of coal transportation volume, the income of which was calculated on the ex-mine basis and on the basis of the transportation expenses being borne by the customers, as compared with the same period last year.

In the first half of 2004, cost of sales and railway transportation service of the Company were RMB1,957.7 million, representing an increase of RMB88.829 million, or 4.8%, as compared to RMB1,868.9 million for the same period last year. Among which, (i) coal sales cost was RMB1,916.9 million, representing an increase of RMB81.567 million, or 4.4%, , as compared to RMB1,835.4 million for the same period last year. The increase in coal sales cost was primarily due to the decrease in the rate of export tax rebate and the increase in commodity price, wages and employee benefits; and (ii) unit cost of coal sales was RMB100.69, representing an increase of RMB8.83, or 9.6%, as compared to RMB91.86 for the same period last year. The increase in the unit cost of coal sales was primarily due to: (i) an increase in objective costs resulted in an increase of the unit cost of coal sales by RMB5.66; among which, the decrease in the rate of export tax rebate resulted in an increase of the unit of cost of coal sales by RMB1.73, the increase in the price of raw materials resulted in an increase of the unit cost of coal sales by RMB2.13, and the increase of commodity price resulted in an increase of the Company’s subsidence fees, which in turn resulted in an increase of the unit cost of coal sales by RMB1.80; (ii) an increase in employees’ wages in line with the improvement of the Company’s efficiency resulted in an increase of the unit cost of coal sales by RMB1.97; (iii) a decrease in sales volume by 0.94 million tonnes resulted in an increase of fixed cost per tonne, which in turn resulted in an increase of the unit cost of coal sales by RMB2.74; (iv) the partial setoff against the abovementioned factors resulting in the increase in the unit cost of sales by the Company’s effective cost control in the first half of 2004.

The Company’s selling, general and administration expenses (“SG&A”) were RMB713.0 million in the first half of 2004, representing an increase of RMB76.87 million, or 12.1%, as compared to RMB636.2 million for the same period last year. The increase in SG&A was primarily due to: (i) an increase in pension scheme funds by RMB8.694 million, (ii) an increase in wages and employees’ benefits by RMB17.324 million, (iii) an increase in resources compensation fees by RMB8.659 million, and (iv) an increase in repairs and maintenance expenses by RMB34.675 million.

The Company’s operating income for the first six months of 2004 was RMB1,850.5 million, representing an increase of RMB793.5 million, or 75.1%, as compared to RMB1,057.0 million for the same period last year.

The Company’s interest expenses for the first six months of 2004 were RMB20.012 million, representing a decrease of RMB17.959 million, or 47.3%, as compared to RMB37.971 million for the same period last year. The decrease was primarily due to the decrease in long-term bank loan expenses as compared to the same period last year.

The Company’s income before tax for the first six months of 2004 was RMB1,830.4 million, representing an increase of RMB811.3 million, or 79.6%, as compared to RMB1,019.1 million for the same period last year.

The Company’s net income for the first six months of 2004 was RMB1,224.4 million, representing an increase of RMB486.4 million, or 65.9%, as compared to RMB738.0 million for the same period last year.

Total assets of the Company increased from RMB13,909.8 million as at 31st December, 2003 to RMB15,024.9 million as at 30th June, 2004, representing an increase of RMB1,115.1 million, or 8.0%. The increase was primarily due to the increase of assets value resulting from the Company’s operating activities.

Total liabilities of the Company increased from RMB2,822.8 million as at 31st December, 2003 to RMB3,184.3 million as at 30th June, 2004, representing an increase of RMB361.5 million, or 12.8%. The increase was primarily due to (i) the increase of other payables and accrued expenses by RMB116.6 million, (ii)the increase of taxes payable by RMB248.8 million, (iii) the increase of payables to the parent company and its subsidiaries by RMB153.6 million and (iv) the decrease of other current liabilities such as bills and accounts payable by RMB157.5 million.

Shareholders’ equity of the Company increased from RMB11,083.2 million as at 31st December, 2003 to RMB11,837 million as at 30th June, 2004, representing an increase of RMB753.8million, or 6.8%. The increase was primarily due to the increase in shareholders’ equity resulting from the profits generated from the Company’s operating activities.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations was the Company’s major source of capital during the first half of 2004. The Company’s capital was principally used for operating activities expenditure and the purchase of properties, machineries and equipment.

Bills and accounts receivable decreased from RMB1,239.4 million as at 31st December, 2003 to RMB783.2 million as at 30th June, 2004, representing a decrease of RMB456.2 million, or 36.8%. Among which, (i) bills receivable decreased from RMB657.1 million as at 31st December, 2003 to RMB424.1 million as at 30th June, 2004, representing a decrease of RMB233 million, or 35.5%. The decrease in bills receivable was primarily due to the decrease in the number of bank bills used for the settlement of sales amounts as a result of the good sales performance of the Company, and (ii) accounts receivable decreased from RMB582.3 million as at 31st December, 2003 to RMB359.1 million as at 30th June, 2004, representing a decrease of RMB223.2 million, or 38.3%. The decrease in accounts receivable was a result of the decrease of new accounts receivable and the Company’s strengthened efforts to collect its accounts receivable of previous financial years.

Inventories increased from RMB502.0 million as at 31st December, 2003 to RMB519.4million as at 30th June, 2004, representing an increase of RMB17.358 million, or 3.5%. The increase was primarily due to the increase of inventory materials.

Prepayment and other current assets decreased from RMB534.5 million as at 31st December, 2003 to RMB294.7 million as at 30th June, 2004, representing a decrease of RMB239.8 million, or 44.9%. The decrease was primarily due to the collection of all export tax rebate balance of previous financial years during this reporting period.

Total bills and accounts payable decreased from RMB427.6 million as at 30th June, 2003 to RMB281.7 million as at 30th June, 2004, representing a decrease of RMB145.9 million, or 34.1%. The decrease was primarily due to the partial repayment of accounts payable by the Company.

Other payables and accrued expenses increased from RMB1,174.8 million as at 31st December, 2003 to RMB1,291.4 million as at 30th June, 2004, representing an increase of RMB116.6 million, or 9.9%. The increase was primarily due to the unpaid 2003 dividends payable to the parent company.

In the first half of 2004, the Company’s capital expenditure was RMB224.0 million, which was primarily used for the purchase and refurbishment of properties, machineries and equipment.

As at 30th June, 2004, the Company’s debt to equity ratio was 5.5%, which was calculated based on the shareholders’ equity and the total amount of loans amounting to RMB11,837 million, and RMB650.9 million, respectively.

Taking into account the cash in hand and the abundant capital sources, the Company believes that it will have sufficient operating capitals to meet its current needs.

TAXATION

The Company was subject to an income tax rate of 33% on its taxable profits during this reporting period.

US GAAP RECONCILIATION

The Company’s unaudited interim financial statements are prepared in accordance with IFRS, which differs in certain aspects from the US GAAP. In respect of these differences, please refer to note 38 to the financial statements of this announcement prepared in accordance with IFRS contained herein.

OUTLOOK FOR THE SECOND HALF OF 2004

In the second half of 2004, the demand in both domestic and overseas coal markets are expected to remain strong and the price of coal is expected to move at a high level, which is favorable to the Company in achieving a significant growth in its operating results.

The Growth in Supply Falling Short of the Growth in Demand in the Domestic Coal Market, Price of Coal Moving at a High Level

It is expected that China’s economy will continue to develop speedily in the second half of 2004. The continued growth of demand for electricity in China will push up the growth in demand for coals used for power generation. Although the Chinese government has implemented macroeconomic controls to slow down the growth of high consuming industries such as metallurgy and cement industries, the overall scale of such industries is still expanding, resulting in a further increase in coal demand. The Chinese government increasingly pays attention to the production safety of coal mines and the protection and reasonable exploitation of coal resources and will continue regulating coal mines which do not meet the required production safety standards. The growth in total coal supply will not be able to satisfy the growth in demand because of the limited capacity of the large-scaled coal enterprises to increase production and the long cycle of the development of new coal mines. The average coal price in the domestic market in the second half of 2004 is expected to be higher than that in the first half of 2004. The Chinese government has recently implemented certain regulations and policies relating to the coal industry, which are favorable to maintaining the long-term development of the coal industry and enhancing the competitiveness of large-scale coal enterprises.

Strong Demand in the Overseas Coal Market, Price of Coal Remaining Stable

The revival of the global economy is expected to push up the demand for power. The demand for coals used for metallurgy and power generation is expected to increase steadily. The Chinese government has recently implemented policies to reduce coal exports. International oil price is moving at a high level. As a result of the above factors, the supply of coal in the international coal market will continue to be tight, keeping the price of coal to remain stable. High international sea freight will support the price of coal in the international market, especially in the northeast Asian market, to move at a high level, which will maintain the Company’s strong competitiveness in northeast Asia. The spot price of Australian BJ steam coal was US$57.90/tonne on 19th August, 2004.

Operating Strategies in the Second Half of 2004

The Company will continue to increase its profitability and shareholders’ returns through internal growth and outward expansion.

(i) Acquiring high quality coal mines, promoting deep processing of coal and expanding the operating scale of the Company. The Company will push forward the business negotiations, the construction progress and construction of auxiliary facilities of the two new coal mine projects in Shandong and Shanxi Province and the methanol project in Shanxi Province. The Company will continue to look for new acquisition opportunities in coal and other relating industries to improve the Company’s profitability and to strengthen the development of the Company.

(ii) Improving operational management and boosting profitability of the existing coal mines.

Firstly, enhancing the coal production and sales in the second half of 2004 on the basis of the optimization and adjustment of the production systems in the first half of 2004.

Secondly, implementing the “Four Optimizations” for the sale of coal to increase net product prices: optimizing the product mix and user mix to increase product sale prices and optimizing the transportation structure and port flow structures to reduce sales cost and to increase net product prices.

Thirdly, improving management and cost control. The Company will fully utilize ERP management system, improve the financial control system and the overall budgeting management system, improve material purchase management, reduce material reserve, reduce the cost of raw materials and equipment, continue the improvements on roof support system and auxiliary transportation, enlarge bolting net utility, reduce the consumption of materials and reduce labor costs.

To Realize a Substantial Growth in the Operating Results of the Company

It is expected that the coal sales price of the Company in the second half of 2004 will be higher than that of the first half of 2004. The Company will enhance and stabilize production to realize a substantial growth in its operating results. With regard to the operating results of the Company in the first half of 2004 and the expectation for coal price trend in domestic and overseas markets, the Company expects that the accumulative net earnings in the first three quarters of 2004 will increase by more than 50% over the same period last year.Note

Note: The Company did not prepare the projections with a view towards compliance with published guidelines of the American Institute of Certified Public Accountants (“AICPA”) regarding forecasts and projections. The Company is announcing this estimate solely for the purpose of complying with the China Securities Regulatory Commission’s regulation. Such projections are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of the Company, and upon assumptions with respect to future business decisions which are subject to change. Accordingly, the Company cannot provide any assurance and makes no representation that these results will be achieved. Actual results of the Company may vary materially from the above projections. Shareholders of the Company and public investors are cautioned not to place undue reliance on these projections.

CHANGE IN SHARE CAPITAL STRUCTURE AND SUBSTANTIAL SHAREHOLDERS

Change in Share Capital During this Reporting Period

As at 30th June, 2004, there was no change in the total number of shares and the capital structure of the Company as compared with the same as at 31st December 2003.

Number of Shareholders as at the End of this Reporting Period

As at 30th June, 2004, the Company had 22,851 shareholders, of which one was holder of state legal person shares, 22,759 were holders of A shares and 91 were holders of H shares.

Substantial Shareholders

As at 30th June, 2004, the top 10 shareholders and the top 10 shareholders holding listed shares of the Company are as follows:

Name	Classes of shares held	Number of shares at the end of this reporting period	Percentage holding of the total capital of the Company as at 30th June, 2004 (%)	Changes in the number of shares held during this reporting period (+/-) (shares)	Whether listed for public dealings (yes/no)
Yankuang Group Corporation Limited	State legal person shares	1,670,000,000	58.19	0	No
HKSCC Nominees Limited	H shares	1,017,855,899	35.47	-128,000	Yes
Huaxia Repaying Securities Investment Fund	A shares	13,741,568	0.48	+13,741,568	Yes
Haifutong Returns Growth Securities Investment Fund	A shares	8,229,039	0.29	+8,229,039	Yes
Xinghua Securities Investment Fund	A shares	7,931,430	0.28	+32,175	Yes
Huaxia Growth Securities Investment Fund	A shares	7,000,000	0.24	+793,043	Yes
Haifutong Choiceness Securities Investment Fund	A shares	5,433,723	0.19	+1,181,785	Yes
Zhongxin Classic Allocation Securities Investment Fund	A shares	4,832,398	0.17	+4,832,398	Yes
Rongtong New Blue Chip Securities Investment Fund	A shares	4,658,619	0.16	+4,658,619	Yes
National Social Security Fund 107 Combination	A shares	4,500,000	0.16	+4.500,000	Yes
Jutian Fundamental Industry Securities Investment Fund	A shares	3,959,800	0.14	+3,959,800	Yes

Note: The above number of shareholders as at the end of this reporting period and shareholding information of substantial shareholders were prepared according to the registers of shareholders of the Company as at 30th June, 2004 which were provided by Shanghai Branch of China Securities Depository and Clearing Corporation Limited and Hong Kong Registrars Limited.

Pursuant to the Securities Act of the People’s Republic of China, save as disclosed above, no other shareholders were recorded in the register as at 30th June, 2004 as having an interest of 5% or more of the Company’s public shares.

None of the shares held by Yankuang Group Corporation Ltd. (the “parent company”) were pledged, locked up or held under trust during this reporting period. It is uncertain as to whether the shares held by the other shareholders as disclosed above were pledged, locked up or held under trust.

As the clearing and settlement agent for the Company’s H shares, HKSCC Nominees Limited held the Company’s H shares in a nominee capacity.

Among the shareholders as disclosed above, Huaxia Repaying Securities Investment Fund, Xinghua Securities Investment Fund and Huaxia Growth Securities Investment Fund are under the management of Huaxia Fund Management Co., Ltd. Haifutong Returns Growth Securities Investment Fund and Haifutong Choiceness Securities Investment Fund are both under the management of Haifutong Fund Management Co., Ltd. Related party relationships and concert actions among the other shareholders are not known.

During this reporting period, there was no change in the controlling shareholders or actual controlling person of the Company.

Save as disclosed below, as at 30th June, 2004, no other person (other than a director, chief executive or supervisor of the Company) had an interest or a short position in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (the “SFO”).

Name of substantial shareholder	Class of shares	Number of shares held (shares)		Capacity	Type of interest	Percentage in the relevant class of share capital	Percentage in total share capital
Yankuang Group Corporation Limited	Domestic Shares (State legal person shares)	1,670,000,000	(L)	Beneficial Owner	Corporate	90.27%	58.19%
J.P. Morgan Chase & Co. (Note 1)	H Shares	170,402,170 (including 91,908,745 (Note 2	(L) (P)) )	Interest of controlled corporations	Corporate	16.71%	5.94%
Morgan Stanley (Note 3)	H Shares	46,920,473 19,385,444	(L) (S)	Interest of controlled Corporations	Corporate	6.50%	2.31%
HSBC Asset Management (Hong Kong) Limited	H Shares	63,010,000	(L)	Interest of controlled Corporations	Corporate	6.18%	2.20%

Notes:

1. As at 30th June 2004, J.P. Morgan Chase & Co. was taken to be interested in 16.71% of the Company’s total H Shares or 5.94% of the Company’s total share capital through the following companies:

(a) 2,527,000 H Shares (representing approximately 0.248% of the Company’s total H shares) in a long position held by J.P. Morgan Securities Ltd., which is a controlled corporation of J.P. Morgan Chase & Co.

(b) 1,925,200 H Shares (representing approximately 0.189% of the Company’s total H Shares) in a long position held by J.P. Morgan Whitefriars Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(c) 642,000 H Shares (representing approximately 0.063% of the Company’s total H Shares) in a long position held by JF International Management Inc., which is a controlled corporation of J.P. Morgan Chase & Co.

(d) 73,068,000 H Shares (representing approximately 7.164% of the Company’s total H Shares) in a long position held by JF Asset Management Limited, which is a controlled corporation of J.P. Morgan Chase & Co.

(e) 331,225 H Shares (representing approximately 0.032% of the Company’s total H Shares) in a long position held by J.P. Morgan (Suisse) SA, which is a controlled corporation of J.P. Morgan Chase & Co.

2. The total number of H Shares held included interest in 91,908,745 H Shares (representing approximately 9.01% of the Company’s total H Shares) held by JPMorgan Chase Bank in a lending pool.

3. As at 30th June 2004, Morgan Stanley was taken to be interested in 6.50% of the Company’s total H Shares or 2.31% of the Company’s total share capital through the following companies:

(a) 32,713 H Shares (representing approximately 0.003% of the Company’s total H Shares) in a long position and 72,000 H Shares (representing approximately 0.007% of the Company’s total H Shares) in a short position held by Morgan Stanley Dean Witter Hong Kong Securities Limited, which is a controlled corporation of Morgan Stanley

(b) 23,358,000 H Shares (representing approximately 2.290% of the Company’s total H Shares) in a long position held by Morgan Stanley Investment Management Company, which is a controlled corporation of Morgan Stanley

(c) 1,220,000 H Shares (representing approximately 0.120% of the Company’s total H Shares) in a long position and 1,220,000 H Shares (representing approximately 0.120% of the Company’s total H Shares) in a short position held by MSDW Equity Finance Services I (Cayman) Limited, which is a controlled corporation of Morgan Stanley

(d) 232,000 H Shares (representing approximately 0.023% of the Company’s total H Shares) in a long position held by Morgan Stanley Asset & Investment Trust Management Co., Limited, which is a controlled corporation of Morgan Stanley

(e) 19,397,000 H Shares (representing approximately 1.902% of the Company’s total H Shares) in a long position and 16,018,000 H Shares (representing approximately 1.570% of the Company’s total H Shares) in a short position held by Morgan Stanley & Co International Limited, which is a controlled corporation of Morgan Stanley

(f) 884,000 H Shares (representing approximately 0.087% of the Company’s total H Shares) in a long position held by Morgan Stanley Capital (Luxembourg) S.A., which is a controlled corporation of Morgan Stanley

(g) 884,000 H Shares (representing approximately 0.087% of the Company’s total H Shares) in a short position held by Morgan Stanley Capital (Cayman Islands) Limited, which is a controlled corporation of Morgan Stanley

(h) 1,000,000 H Shares (representing approximately 0.098% of the Company’s total H Shares) in a long position and 1,191,444 H Shares (representing approximately 0.117% of the Company’s total H Shares) in a short position held by Morgan Stanley & Co. Incorporated, which is a controlled corporation of Morgan Stanley

(i) 760 H Shares (representing approximately 0.00007% of the Company’s total H Shares) in a long position held by Morgan Stanley Swiss Holdings GmbH, which is a controlled corporation of Morgan Stanley

(j) 796,000 H Shares (representing approximately 0.078% of the Company’s total H Shares) in a long position held by Morgan Stanley Hedging Company Limited, which is a controlled corporation of Morgan Stanley

4. The letter “L” denotes a long position. The letter “S” denotes a short position. The letter “P” denotes interest in a lending pool.

SHAREHOLDINGS OF DIRECTORS AND SUPERVISORS OF THE COMPANY

Save as disclosed below, as at 30th June, 2004, none of the directors, chief executive or supervisors of the Company had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) (i) as recorded in the register required to be kept under section 352 of the SFO; or (ii) as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies (which shall be deemed to apply to the Company’s supervisors to the same extent as it applies to the Company’s directors).

Name	Capacity	Title	Number of domestic shares held at the beginning of this reporting period (shares)	Number of domestic shares held at the end of this reporting period (shares)	Reasons for changes
Wang Xin	—	Chairman of the Board of Directors	0	0	No change
Geng Jiahuai	—	Vice Chairman of the Board of Directors	0	0	No change
Yang Deyu	Beneficial owner	Vice Chairman of the Board of Directors and General Manager	10,000	10,000	No change
Mo Liqi	Beneficial owner	Director	10,000	10,000	No change
Wang Bangjun	Beneficial owner	Director	10,000	10,000	No change
Yang Jiachun	Beneficial owner	Director	10,000	10,000	No change
Wu Yuxiang	Beneficial owner	Director and Chief Financial Officer	10,000	10,000	No change
Wang Xinkun	—	Director and Vice General Manager	0	0	No change
Dong Yunqing	—	Director	0	0	No change
Fan Weitang	—	Independent Non-executive Director	0	0	No change
Cui Jianmin	—	Independent Non-executive Director	0	0	No change
Wang Xiaojun	—	Independent Non-executive Director	0	0	No change
Wang Quanxi	—	Independent Non-executive Director	0	0	No change
Meng Xianchang	Beneficial owner	Chairman of the Supervisor Committee	10,000	10,000	No change
Xiao Shuzhang	Beneficial owner	Supervisor	10,000	10,000	No change
Zhang Shengdong	—	Supervisor	0	0	No change
Liu Weixin	—	Supervisor	0	0	No change
Xu Bentai	—	Supervisor	0	0	No change

All the interests disclosed above represent long position in the shares of the Company.

As at 30th June, 2004, total number of domestic shares of the Company held by the directors and supervisors of the Company was 70,000, representing 0.0024% of the total share capital of the Company.

As at 30th June, 2004, none of the directors, chief executive or supervisors of the Company or their spouses or children under the age of 18 was given the right to acquire shares or debentures of the Company or any associated corporation (within the meaning of the SFO) or had exercised any such right as at 30th June, 2004.

DISCLOSURE OF SIGNIFICANT EVENTS

Final Dividends

At the 2003 annual general meeting of the Company held on 25th June, 2004, the shareholders of the Company approved final dividends of RMB470.7 million (before tax), or RMB0.164 (before tax) per share to be declared and paid to the shareholders of the Company, which comprise cash dividends of RMB327.2 million (before tax), or RMB0.114 (before tax) per share according to the Company’s consistent dividend policy and special cash dividends of RMB143.5 million (before tax), or RMB0.050 (before tax) per share.

Payments of such final dividends to the shareholders of the Company will be completed within two months after the 2003 annual general meeting of the Company.

Interim Dividends

There will be no payment of interim dividends to the shareholders of the Company for the half-year of 2004. Conversion of surplus reserves into shares of capital will not take place.

Appointment of Additional Directors, Appointment of the Chairman and an Additional Vice Chairman of the Board and Engagement of Additional Vice General Managers.

At the 2003 annual general meeting of the Company held on 25th June, 2004, Mr. Wang Xin and Mr. Wang Xinkun were elected as the Company’s additional directors and Mr. Wang Quanxi was elected as the additional independent non-executive director of the Company.

A meeting of the Board was held on 25th June, 2004, in which Mr. Mo Liqi was approved to resign as the chairman of the Board for the reason of working adjustment, Mr. Wang Xin was elected to be the chairman of the Board and Mr. Geng Jiahuai was elected to be the additional vice chairman of the Board.

A meeting of the Board was held on 16th April, 2004, in which Mr. Jin Tai and Mr. He Ye were engaged as the additional vice general managers.

Placing of New Shares

Pursuant to the authorization of the 2003 annual general meeting of the Company held on 25th June, 2004 and the approval of the meeting of the Board held on 7th July, 2004, the Company entered into the Placing and Underwriting Agreement with BNP Paribas Peregrine Capital Limited on 7th July, 2004, pursuant to which the Company placed 204,000,000 new H shares with a Renminbi-denominated par value of RMB1.00 each at a price of HK$8.30 per share (the “Placing”).

The Placing shares were listed on The Stock Exchange of Hong Kong Limited on 15th July, 2004. The total share capital of the Company increased to 3,074 million shares from 2,870 million shares. The percentage of the listed share capital of the Company to the total share capital of the Company increased from the original 41.81% to 45.67%. The change of share capital structure of the Company after the Placing is as follows.

Unit: shares Par value: RMB1.00 each

	Number of shares before the Placing	Changes attributable to the Placing (+/-)	Number of shares after the Placing
A: Shares not listed for public dealings
Promoter shares:
Including:
State legal person shares	1,670,000,000		1,670,000,000
Total numbers of shares not listed for public dealings	1,670,000,000		1,670,000,000

B:Shares listed for public dealings
1. A Shares	180,000,000		180,000,000
2. H Shares	1,020,000,000	+204,000,000	1,224,000,000
Total numbers of shares listed for public dealings	1,200,000,000	+204,000,000	1,404,000,000

C: Total numbers of shares	2,870,000,000	+204,000,000	3,074,000,000

The Company raised net proceeds of HK$1.656 billion (approximately RMB1.757 billion) from the Placing. The proceeds from the Placing will be used for investments in two new coal mine projects in Shandong Province and Shanxi Province, and the methanol project in Shanxi Province. The negotiations relating to the intended investment projects as mentioned above are still in progress. The Company will timely disclose the progress of business negotiations and the usage of the proceeds from the Placing in accordance with the requirements of domestic and overseas supervising authorities.

Details of the Placing were published in the domestic China Securities Journal and Shanghai Securities News and Wen Wei Po and South China Morning Post of Hong Kong on 8th July, 2004 and 9th July, 2004.

Amendments to the Articles of Association of the Company

Pursuant to the approval of the 2003 annual general meeting of the Company held on 25th June, 2004, the Company amended the articles of association of the Company (the “Articles of Association”) in accordance with the new requirements of domestic and overseas supervising authorities and the needs of daily operations of the Company. Details of the amendments to the Articles of Association were posted to the shareholders of the Company on 19th April 2004 and were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 19th April, 2004.

After the Placing, the Board amended Articles 16, 17 and 20 of the Articles of Association pursuant to the authorization granted in the 2003 annual general meeting of the Company so as to reflect the changes in the share capital structure of the Company after the Placing. Details of the amendments to the Articles of Association were published in the domestic China Securities Journal, Shanghai Securities News and Wen Wei Po, South China Morning Post of Hong Kong on 8th July, 2004.

The Mutual Use of Fund between the Company and its Affiliates and External Guarantees.

As at 30th June, 2004, the Company and its controlling subsidiaries did not share the use of funds with the controlling shareholders of the Company and the Company’s other affiliates and the Company did not have any external guarantees and this has been confirmed by the Company’s independent non-executive directors.

The above mentioned mutual use of fund between the Company and its affiliates and external guarantees were disclosed pursuant to the relevant laws and regulations of the People’s Republic of China (excluding Hong Kong).

Material Contracts

Save as the disclosure regarding the Placing and Underwriting Agreement in the paragraph of “Placing of New Shares” in the section headed “Disclosure of Significant Events”, the Company was not a party to any other material contract during this reporting period.

Material Litigation and Arbitration

The Company was not involved in any significant litigation and arbitration during this reporting period.

Connected Transactions

The Company’s connected transactions during the first half of 2004 are set out in note 49 to the financial statements prepared in accordance with the PRC GAAP contained herein.

Borrowings

Details of the borrowings are set out in note 28 to the financial statements prepared in accordance with the IFRS contained herein.

Purchase, Sale or Redemption of Shares of the Company

The Company and its subsidiaries did not purchase, sell or redeem any of the shares of the Company during this reporting period.

Details of the Company’s placement of 204,000,000 new H shares after the end of this reporting period are set out in the paragraph of “Placing of New Shares” in the section headed “Disclosure of Significant Events”.

Compliance with Model Code

Having made specific enquiry of all directors of the Company, during this reporting period, the directors of the Company have strictly complied with the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) set out in Appendix 10 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”). The Company has not adopted a code of conduct regarding the securities transactions of the directors of the Company on terms no less exacting than the required standard set out in the Model Code.

Compliance with Code of Best Practice

None of the directors of the Company is aware of information that would reasonably indicate that the Company is not, or was not for any part of the six months ended 30th June, 2004, in compliance with the Code of Best Practice set out in Appendix 14 of the Listing Rules.

Impact of the Exchange Rate Fluctuations on the Company

Coal exports of the Company are all settled in US dollars. The government of the People’s Republic of China adopts a unified floating exchange rate that is under the State’s supervision. Since 2004, exchange rate for RMB to US dollars has varied slightly. The exchange rate fluctuations basically have no impact on the Company.

Employees

As at 30th June, 2004, the Company had 28,028 employees, of whom 1,904 were administrative personnel, 956 were technicians, 21,405 were directly involved in coal production and 3,763 were supporting staff.

Auditors

The Company retained Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (certified public accountants in the PRC (excluding Hong Kong)) and Deloitte Touche Tohmatsu (certified public accountants in Hong Kong) as its domestic and international auditors, respectively.

Audit Committee of the Board

The audit committee of the Board comprises three independent non-executive directors of the Company, namely Mr. Cui Jianmin (being the Chairman of the audit committee of the Board), Mr. Fan Weitang and Mr. Wang Xiaojun, and two directors of the Company, namely Mr. Wang Bangjun and Mr. Dong Yunqing.

DOCUMENTS AVAILABLE FOR INSPECTION

The following documents are available for inspection in the office of the secretary to the Board at 40 Fushan Road, Zoucheng, Shandong Province, PRC:

•	the full text of the interim report signed by the Chairman;

•	financial statements signed by corporate representative, responsible person of the accounting work and responsible person of the accounts department;

•	all documents which were disclosed during the reporting period in newspapers designated by the China Securities Regulatory Commission;

•	the Articles of Association;

•	the full text of the interim report released in other securities markets.

On behalf of the Board

Wang Xin

Chairman

20th August, 2004

Zoucheng, People’s Republic of China

Yanzhou Coal Mining Company Limited

Interim report

(i) Financial Information under PRC GAAP

BALANCE SHEET

AT JUNE 30, 2004

		The Group		The Company
	NOTES	June 30, 2004 RMB (unaudited)	December 31, 2003 RMB (audited)	June 30, 2004 RMB (unaudited)	December 31, 2003 RMB (audited)
ASSETS
CURRENT ASSETS:
Bank balances and cash	5	4,218,038,965	2,041,293,313	4,207,504,400	2,039,188,498
Current investments	6	—	100,000,000	—	100,000,000
Notes receivable	7	443,192,791	700,388,322	442,592,791	699,788,322
Dividends receivable		—	—	350,455	—
Accounts receivable	8	362,843,762	592,472,845	363,733,145	592,338,155
Other receivables	9	214,832,728	110,087,471	210,247,670	104,440,688
Prepayments	11	68,695,154	73,985,140	64,750,354	72,892,465
Subsidies receivable	12	—	275,624,031	—	275,624,031
Inventories	13	519,385,832	502,028,543	515,574,364	496,630,233
Deferred expenses	14	39,146,046	94,646,431	39,146,046	94,646,431

TOTAL CURRENT ASSETS		5,866,135,278	4,490,526,096	5,843,899,225	4,475,548,823

LONG-TERM EQUITY INVESTMENTS	15	42,501,120	43,059,196	47,111,830	47,651,692

FIXED ASSETS:
Fixed assets – cost	16	15,017,262,554	14,899,151,764	14,997,688,390	14,879,833,312
Less: Accumulated depreciation	16	6,846,253,807	6,368,525,737	6,839,321,823	6,362,240,000

Fixed assets - net book value	16	8,171,008,747	8,530,626,027	8,158,366,567	8,517,593,312
Materials held for construction of fixed assets	17	1,721,281	1,721,281	1,721,281	1,721,281
Fixed assets under construction	18	175,341,688	84,026,862	175,341,688	84,026,862

TOTAL FIXED ASSETS		8,348,071,716	8,616,374,170	8,335,429,536	8,603,341,455

INTANGIBLE ASSETS	19	774,287,733	788,638,696	774,287,733	788,638,696

TOTAL ASSETS		15,030,995,847	13,938,598,158	15,000,728,324	13,915,180,666

The accompanying notes are part of the financial statements.

BALANCE SHEET – continued

AT JUNE 30, 2004

		The Group		The Company
	NOTES	June 30, 2004 RMB (unaudited)	December 31, 2003 RMB (audited)	June 30, 2004 RMB (unaudited)	December 31, 2003 RMB (audited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	20	304,226,393	454,719,215	304,350,546	454,882,230
Advances from customers	21	356,443,508	664,829,863	355,227,047	664,132,172
Salaries and wages payable		51,936,957	70,633,118	51,890,057	70,633,118
Dividends Payable	22	196,800,000	—	196,800,000	—
Taxes payable	23	612,124,177	326,377,720	612,454,059	325,566,923
Other payables	24	819,177,525	616,930,523	794,357,500	598,597,605
Accrued Expenses	25	190,541,840	—	189,493,617	—
Provisions	26	73,344,640	85,022,022	73,344,640	85,022,022
Long-term payable due within one year	27/28	213,247,800	213,247,800	213,247,800	213,247,800

TOTAL CURRENT LIABILITIES		2,817,842,840	2,431,760,261	2,791,165,266	2,412,081,870

LONG-TERM LIABILITIES:
Long-term loan	27	400,000,000	400,000,000	400,000,000	400,000,000
Long-term payable	28	79,487,360	79,487,360	79,487,360	79,487,360

TOTAL LONG-TERM LIABILITIES		479,487,360	479,487,360	479,487,360	479,487,360

TOTAL LIABILITIES		3,297,330,200	2,911,247,621	3,270,652,626	2,891,569,230

MINORITY INTERESTS		3,589,949	3,739,101	—	—

SHAREHOLDERS’ EQUITY:
Share capital	29	2,870,000,000	2,870,000,000	2,870,000,000	2,870,000,000
Capital reserves	30	4,833,071,228	4,714,195,106	4,833,071,228	4,714,195,106
Surplus reserves	31	748,235,658	748,235,658	747,984,174	747,984,174
Including: Statutory common welfare fund		249,453,800	249,453,800	249,328,058	249,328,058
Cash dividend proposed after the balance sheet date	32	—	470,680,000	—	470,680,000
Unappropriated profits	33	3,278,768,812	2,220,500,672	3,279,020,296	2,220,752,156

TOTAL SHAREHOLDERS’ EQUITY		11,730,075,698	11,023,611,436	11,730,075,698	11,023,611,436

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,030,995,847	13,938,598,158	15,000,728,324	13,915,180,666

The accompanying notes are part of the financial statements.

The financial statements on pages 18 to 55 were signed by the following:

Head of the Company:	Chief Financial Officer:	Head of Accounting Department:
Wang Xin	Wu Yu Xiang	Zhang Bao Cai

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004

	NOTES	The Group		The Company
		Six months ended June 30,		Six months ended June 30,
		2004 RMB (Unaudited)	2003 RMB (Unaudited)	2004 RMB (Unaudited)	2003 RMB (Unaudited)
Revenue from principal operations	34	5,332,663,629	4,427,879,818	5,332,663,629	4,427,879,818
Less: Cost of principal operations	35	2,126,610,767	1,999,944,009	2,126,747,846	2,000,043,993
Sales taxes and surcharges	36	105,889,028	53,654,994	104,784,982	53,654,994

Profit from principal operations		3,100,163,834	2,374,280,815	3,101,130,801	2,374,180,831
Add: Profits from other operations	37	19,860,622	33,280,264	18,266,088	29,154,080
Less: Operating expenses	38	807,195,975	903,853,042	810,723,661	902,550,577
General and administrative expenses		671,022,623	599,243,171	667,739,229	598,685,387
Financial expenses	39	(8,002,957)	28,122,556	(8,149,010)	28,129,884

Operating profit		1,649,808,815	876,342,310	1,649,083,009	873,969,063
Add: Investment income	40	5,882,871	1,478,333	6,251,540	2,389,488
Subsidy income	41	—	4,495,207	—	4,495,207
Non-operating income	42	835,176	3,771,816	835,176	3,673,897
Less: Non-operating expenses	43	6,103,231	8,858,613	6,072,693	8,855,669

Total profits		1,650,423,631	877,229,053	1,650,097,032	875,671,986
Less: Income taxes	44	591,986,035	299,630,188	591,828,892	298,901,475
Minority interest		169,456	828,354	—	—

Net profit		1,058,268,140	576,770,511	1,058,268,140	576,770,511
Add: Unappropriated profits at the beginning of the year	33	2,220,500,672	1,751,708,336	2,220,752,156	1,751,872,206

Profits available for appropriation		3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717
Less: Appropriations to statutory common reserve fund	31	—	—	—	—
Appropriations to statutory common welfare fund	31	—	—	—	—

Profits available for appropriation to shareholders		3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717
Less: Cash dividend proposal after the balance sheet date	32	—	—	—	—

Unappropriated profits at the end of the period		3,278,768,812	2,328,478,847	3,279,020,296	2,328,642,717

The accompanying notes are part of the financial statements.

STATEMENT OF INCOME AND PROFITS APPROPRIATION

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004

		NOTES	The Group		The Company
			Six months ended June 30,		Six months ended June 30,
			2004 RMB (Unaudited)	2003 RMB (Unaudited)	2004 RMB (Unaudited)	2003 RMB (Unaudited)
1.	CASH FLOW FROM OPERATING ACTIVITIES:
	Cash received from sales of goods or rendering of services		6,008,235,234	4,642,462,613	6,005,674,975	4,639,905,784
	Tax refunded		275,624,031	30,328,535	275,624,031	30,328,535
	Other cash received relating to operating activities	45	415,297,442	409,827,282	413,678,866	405,463,079

	Sub total of cash inflows		6,699,156,707	5,082,618,430	6,694,977,872	5,075,697,398

	Cash paid for goods and services		1,320,398,713	1,218,058,233	1,320,357,594	1,217,630,740
	Cash paid to and on behalf of employees		745,288,651	712,538,024	744,330,747	712,357,026
	Taxes and surcharges paid		815,255,652	419,437,390	811,836,368	419,266,799
	Other cash paid relating to operating activities	46	1,478,150,144	1,867,539,413	1,487,393,686	1,866,251,321

	Sub-total of cash outflows		4,359,093,160	4,217,573,060	4,363,918,395	4,215,505,886

	NET CASH FLOW FROM OPERATING ACTIVITIES		2,340,063,547	865,045,370	2,331,059,477	860,191,512

2.	CASH FLOW FROM INVESTING ACTIVITIES:
	Cash received from the returns of investments		400,000,000	1,478,333	400,000,000	3,420,352
	Net cash received from investment income		6,440,947	12,797,732	6,440,947	12,797,732
	Cash received from disposal of fixed assets and other long-term assets		6,774,321	—	6,774,321	—
	Reduction of bank deposit		—	14,355,083	—	14,355,083

	Sub-total of cash inflows		413,215,268	28,631,148	413,215,268	30,573,167

	Cash paid to acquire fixed assets and other long-term assets		258,646,555	248,817,286	258,390,843	248,809,486
	Cash paid for investments		300,000,000	100,000,000	300,000,000	100,000,000
	Increase of bank deposit		10,961,980	—	10,961,980	—

	Sub-total of cash outflows		569,608,535	348,817,286	569,352,823	348,809,486

	NET CASH FLOW FROM INVESTING ACTIVITIES		(156,393,267)	(320,186,138)	(156,137,555)	(318,236,319)

3.	CASH FLOW FROM FINANCING ACTIVITIES:
	Repayments of borrowings		—	600,000,000	—	600,000,000
	Dividends paid to minority shareholder of a subsidiary		318,608	1,765,540	—	—
	Cash paid for interest expenses		17,568,000	35,154,000	17,568,000	35,154,000

	Sub-total of cash outflows		17,886,608	636,919,540	17,568,000	635,154,000

	NET CASH FLOW FROM FINANCING ACTIVITIES		(17,886,608)	(636,919,540)	(17,568,000)	(635,154,000)

4.	EFFECT OF FOREIGN EXCHANGE RATE CHANGES ON CASH		—	—	—	—

5.	NET INCREASE IN CASH AND CASH EQUIVALENTS		2,165,783,672	(92,060,308)	2,157,353,922	(93,198,807)

The accompanying notes are part of the financial statements.

CASH FLOW STATEMENT

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004

	NOTES		The Group Six months ended June 30,		The Company Six months ended June 30,
			2004 RMB (Unaudited )	2003 RMB (Unaudited )	2004 RMB (Unaudited )	2003 RMB (Unaudited )
SUPPLEMENTAL INFORMATION:
1. RECONCILIATION OF NET PROFIT TO NET CASH FLOW FROM OPERATING ACTIVITIES:
Net profit			1,058,268,140	576,770,511	1,058,268,140	576,770,511
Add: Minority interest			169,456	828,354	—	—
Impairment losses on assets			30,426,391	30,234,601	30,426,391	30,234,601
Depreciation of fixed assets			486,224,506	487,975,862	485,578,259	487,914,101
Provision for Wei Jian Fei			118,876,122	131,035,830	118,876,122	131,035,830
Amortization of intangible assets and other assets			14,350,963	14,436,705	14,350,963	14,436,705
Losses (gains) on disposal of fixed assets and other long-term assets			(688,818)	1,813,779	(688,818)	1,813,779
Decrease in deferred expenses			55,500,385	5,811,686	55,500,385	5,811,686
Increase in accrued expenses			190,541,840	108,937,007	189,493,617	108,937,007
Financial expenses			17,568,000	35,154,000	17,568,000	35,154,000
Gains arising from investments			(5,882,871)	(1,478,333)	(6,251,540)	(2,389,488)
Decrease (increase) in inventories			(17,357,289)	28,812,800	(18,944,131)	26,426,341
Decrease (increase) in receivables under operating activities			632,566,983	(208,656,355)	633,333,310	(208,244,433)
Decrease in payables under operating activities			(240,500,261)	(346,631,077)	(246,451,221)	(347,709,128)

NET CASH FLOW FROM OPERATING ACTIVITIES			2,340,063,547	865,045,370	2,331,059,477	860,191,512

2. INVESTING AND FINANCING ACTIVITIES THAT DO NOT INVOLVE CASH RECEIPTS AND PAYMENTS
Deducting the dividend payable to the holding company from the receivables			—	173,680,000	—	173,680,000

3. NET INCREASE IN CASH AND CASH EQUIVALENTS:
Cash at the end of the period	47/50	(3)	4,189,555,743	1,452,112,824	4,179,021,178	1,447,438,555
Less: Cash at the beginning of the period			2,023,772,071	1,544,173,132	2,021,667,256	1,540,637,362

NET INCREASE IN CASH AND CASH EQUIVALENTS			2,165,783,672	(92,060,308)	2,157,353,922	(93,198,807)

The accompanying notes are part of the financial statements.

Yanzhou Coal Mining Company Limited

NOTES TO THE FINANCIAL STATEMENTS

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004.

1. GENERAL

Yanzhou Coal Mining Company Limited (the “Company”) is a Sino-foreign joint stock company with limited liability in the People’s Republic of China (the “PRC”). The Company was established on September 25, 1997 by Yankuang Group Corporation Limited (the “Yankuang Group”) and commenced operations on October 1, 1997. The A Shares, H Shares and American Depository Shares issued by the Company are listed on the stock exchanges in Shanghai, Hong Kong and New York, respectively. The principal operations of the Company are the mining and screening of coal, sales of coal products and coal transportation service.

At June 30, 2004, the Company’s total share capital is RMB2,870,000,000, including RMB1,670,000,000 state legal person shares (representing 58.19% of the total share capital); RMB1,020,000,000 H Shares and American Depository Shares listed on overseas stock exchanges (representing 35.54% of the total share capital); and RMB180,000,000 A Shares (representing 6.27% of the total share capital) listed on domestic stock exchange. Details of the Company’s share capital are set out in note 29 to the financial statements.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Accounting system and accounting standards adopted

The Company has adopted the Accounting Standards for Business Enterprises, the “Accounting System for Business Enterprises” and the supplementary regulations thereto.

Accounting year

The Company has adopted the calendar year as its accounting year, i.e. from January 1 to December 31.

Reporting currency

The recording currency of the Company is Renminbi.

Basis of accounting and principle of measurement

The Company has adopted the accrual basis of accounting and uses the historical cost convention as the principle of measurement.

Foreign currency translation

Transactions denominated in foreign currencies are translated into Renminbi at the applicable rates of exchange (“market exchange rate”) prevailing at the dates of transactions. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the market exchange rate prevailing at the balance sheet date. Exchange gains or losses incurred on a specific borrowing for the acquisition or construction of a fixed asset are capitalized as part of the cost of fixed asset before the fixed asset has reached working condition for its intended use; other exchange gains or losses are dealt with as finance costs.

Cash equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Accounting for bad debts

1) Criteria for recognition of bad debts

The irrecoverable amount of a bankrupt debtor after pursuing the statutory procedures; the irrecoverable amount of a debtor who has deceased and has insufficient estate to repay; the amount owed by a debtor who is unable to repay the obligations after the debts fall due, and the amount is irrecoverable or unlikely to be recovered as demonstrated by sufficient evidence.

2) Accounting treatment for bad debt losses

Bad debt is accounted for using the allowance method and provided according to the recoverability of receivables at the year-end. The provision for bad debts relating to significant receivable accounts, amounts due from related parties and deposit on packing materials for long-term use are individually identified based on relevant information such as past experience, actual financial position and cash flows of the debtors, as well as other relevant information. General provision for the remaining receivables is estimated according to aging analysis. The percentages of the general provision are as follows:

Within 1 year (including 1 year)	4%
1-2 years	30%
2-3 years	50%
Over 3 years	100%

Inventories

Inventories are initially recorded at cost. The cost of inventories comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. Inventories mainly include raw materials, work in progress and finished goods.

Inventories are accounted for using the actual costing method. In determining the cost of inventories transferred out or issued for use, the actual costs of raw materials and finished goods are determined by the moving average and weighted average method, respectively.

Provision for decline in value of inventories

Inventories are measured at the lower of cost and net realizable value at the end of a period. When the net realizable value is lower than the cost, the difference is recognized as a provision for decline in value. Provision for decline in value of inventories is made by comparing cost with net realizable value on an individual item basis.

Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs to completion and the estimated expenses and the related taxes necessary to make the sale.

Current investments

A current investment is initially recorded at its cost of acquisition. The initial cost of an investment is the total price paid on acquisition, including incidental expenses such as tax payments and handling charges. However, cash dividends declared but unpaid or bonds interests due but unpaid that are included in the acquisition cost are accounted for separately as receivable items.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Current investments – continued

Cash dividends or interest on current investments, other than those recorded as receivable items as noted in the preceding paragraph, are offset against the carrying amount of investments upon receipt.

Current investments are carried at the lower of cost and market value at the end of each period. Provision on current investments is calculated and determined on the basis of individual investment.

On disposal of a current investment, the difference between the carrying amount of the investment and the sales proceeds actually received is recognized as an investment gain or loss in the current period.

Designated deposit

Designated deposit represents an instructed deposit with an authorized lending institution which lends the deposit to a third party and is accounted for at the actual amount lent out. Interest income from such loans is accrued at the interest rate specified in the loan agreement and recognized in the income statement on a time basis. Accruing interest is stopped if that interest cannot be collected on due dates, and any interest that has previously been accrued is reversed. Designated deposit is carried at the lower of cost and recoverable amount at the end of each period. Where the recoverable amount is lower than the principal amount of a designated deposit, the difference is recognized as a provision for impairment loss.

Recoverable amount

Recoverable amount is the higher of an asset’s net selling price and the present value of estimated future cash flows expected to arise from the continuing use of the asset and from its disposal at the end of its useful life. Net selling price refers to the selling price of the asset less the cost of disposal.

Long-term investments

(1) Accounting treatment for long-term investments

A long-term investment is initially recorded at its cost on acquisition.

The cost method is used to account for a long-term equity investment when the Company does not have control, joint control or significant influence over the investee enterprise. The equity method is used when the Company can control, jointly control or has significant influence over the investee enterprise.

When the cost method is adopted, the amount of investment income recognized is limited to the amount distributed out of accumulated net profits of the investee enterprise that has arisen after the investment was made. The amount of profits or cash dividends declared by the investee enterprise in excess of the above threshold is treated as return of investment cost, and the carrying amount of the investment is reduced accordingly.

When the equity method is adopted, the investment income for the current period is recognized according to the attributable share of the net profit or loss of the investee enterprises. The attributable share of net losses incurred by the investee enterprise is recognized to the extent that the carrying amount of the investment is reduced to zero. If the investee enterprise realizes net profits in subsequent periods, the carrying amount of the investment is resumed by the excess of the Company’s attributable share of profits over the share of unrecognized losses.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Long-term investments – continued

(1) Accounting treatment for long-term investments - continued

When a long-term equity investment is accounted for using the equity method, the difference between the initial investment cost of the Company and its share of owners’ equity of the investee enterprise is accounted for as “equity investment difference”. An excess of the initial investment cost over the Company’s share of owners’ equity of the investee enterprise is debited to “long-term equity investment- equity investment difference” and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not more than 10 years. A shortfall of the initial investment cost below the Company’s share of owners’ equity of the investee enterprise arising before the issuance of Caikuai [2003] 10, is credited to “long-term equity investment - equity investment difference”, and amortized on a straight-line basis and charged to the income statement accordingly. The amortization period is the investing period if it is stipulated in the investment contract. Otherwise, it is amortized over a period of not less than 10 years. The shortfall of the initial investment cost below the Company’s share of owners’ equity of the investee enterprise arising after the issuance of Caikuai [2003] 10 is credited to “capital reserves - provision for equity investment”.

(2) Impairment of long-term investments

If the recoverable amount of any long-term investment is lower than the carrying amount of that investment as a result of a continuing decline in market value or changes in operating conditions of the investee enterprise, the difference between the recoverable amount and the carrying amount of the investment should be recognized as an impairment loss in the current period.

Fixed assets and depreciation

Fixed assets are tangible assets that (a) are held for use in the production of goods or supply of services, for rental to others, or for administrative purposes; (b) have useful life more than one year; and (c) have relatively high unit price.

Fixed assets are stated at cost or valuation upon the restructuring. Except for mining structures, which are depreciated using the estimated production volume method, depreciation is provided over their estimated useful lives from the month after they have reached the working condition for their intended use using the straight-line method with estimated residual value of 3% on cost. The useful life and annual depreciation rate of each category of fixed assets are as follows:

Category	Useful life	Annual depreciation rate
Buildings	15-30 years	3.23-6.47%
Railway structure	15-25 years	3.88-6.47%
Habour works and craft	40 years	2.43%
Plant, machinery and equipment	5-15 years	6.47-19.40%
Transportation equipment (Note)	6-18 years	5.39-16.17%

Note: Vessels of Shandong Yanmei Shipping Co., Ltd. are depreciated over 18 years. All the other transportation equipments are depreciated over 6 to 9 years.

Mining structures are depreciated using production volume method at RMB 2.5 per tonne of raw coal mined.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Impairment of fixed assets

At the end of each period, the Company determines whether an impairment loss should be recognized for a fixed asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any fixed asset is lower than its carrying amount, an impairment loss on fixed asset is recognized for the difference.

Fixed assets under construction

Fixed assets under construction are recorded at the actual cost incurred for the construction.

Cost includes all expenditures incurred for construction projects, capitalized borrowing costs incurred on a specific borrowing for the construction of fixed assets incurred before it has reached the working condition for its intended use, and other related expenses. A fixed asset under construction is transferred to fixed assets when it has reached the working condition for its intended use. No depreciation is provided for fixed assets under construction.

Where the work on a fixed asset under construction has been suspended for a long period of time and is not expected to re-commence within three years; or it is technically and physically obsolete and its economic benefits to the Company is uncertain; or there is other evidence indicating a decline in value on the fixed asset under construction, an impairment loss is recognized for the shortfall of the recoverable amount of the fixed asset under construction below its carrying amount.

Intangible assets

Intangible assets are recorded at the actual cost of acquisition or valuation upon the restructuring.

Land use rights are evenly amortized over 50 years since the certificate of land use rights are obtained.

Mining rights are evenly amortized over the useful life of 20 years since the mining rights are obtained. The useful life is estimated based on the total proven and probable reserves of the coal mine.

Goodwill represents the excess of the purchase consideration over the net assets of the acquired business unit as a whole.

Goodwill is evenly amortized over 10 years, starting from its initial recognition. Additional of such goodwill acquired in future are amortized over the remaining life of the original amortization period.

Impairment loss on intangible assets

At the end of each period, the Company determines whether an impairment loss should be recognized for an intangible asset by considering the indications that such a loss may have occurred. Where the recoverable amount of any intangible asset is lower than its carrying amount, an impairment loss on the intangible asset is recognized for the difference.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Provisions

The obligation related to a contingency is recognized as a liability when it meets the following conditions:

(1) the obligation is a present obligation of the Company;

(2) it is probable that an outflow of economic benefits from the Company will be required to settle the obligation; and

(3) a reliable estimate can be made of the amount of the obligation.

Borrowing costs

Borrowing costs comprise interest incurred on borrowings, amortization of discounts or premiums, ancillary costs incurred in connection with the arrangement of borrowings, and exchange differences arising from foreign currency borrowings. Borrowing costs incurred on a specific borrowing for the acquisition or construction of a fixed asset, are capitalized as the cost of the fixed asset to the extent they are incurred before the fixed asset has reached working condition for its intended use if the conditions for capitalisation are met. Other borrowing costs are recognized as expenses and included as finance costs in the period in which they are incurred.

Wei Jian Fei

According to the relevant regulations, Wei Jian Fei is accrued at RMB6 per tonne of raw coal mined and is recorded in cost of sales and other current liabilities. Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, the capital reserve can only be used for the future development of the coal mining business.

Revenue recognition

Revenue from sales of goods is recognized when the Company has transferred to the buyer the significant risks and rewards of ownership of the goods, it retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold, the economic benefits associated with the transaction will flow to the Company, and the relevant amount of revenue and costs can be measured reliably.

When the provision of services is started and completed within the same accounting year, revenue is recognized at the time of completion of the services. When the provision of services is started and completed in different accounting years and the outcome of a transaction involving the rendering of services can be estimated reliably, revenue is recognized at the balance sheet date by the use of the percentage of completion method; revenue is otherwise recognized at the balance sheet date only to the extent of the costs incurred that are recoverable and service costs are recognized as expenses in the period in which they are incurred. If the service costs incurred are not expected to be recovered, revenue is not recognized.

Interest income is measured based on the length of time for which the enterprise’s cash is used by others and the applicable interest rate.

2. SIGNIFICANT ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES - continued

Subsidy income

Subsidy income is recognized when grants are actually received.

Income taxes

Income taxes is provided under the tax payable method.

The income tax provision is calculated based on the accounting profit for the period as adjusted in accordance with the relevant tax laws.

Basis of consolidation

(1) Principle for consolidation scope recognition

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (collectively referred to as the “Group”) made up to the balance sheet date. A subsidiary is an enterprise in which the Company, directly or indirectly, holds more than 50% of the equity, or whose operating are controlled by the Company through other mechanisms.

(2) Accounting for consolidation

The accounting policies used by subsidiaries conform to those used by the Company.

The operating results of subsidiaries during the period are included in the consolidated income statement from the effective date of acquisition appropriately.

All significant intercompany transactions and balances between group enterprises are eliminated on consolidation.

Equity interest and share of results of minority shareholders are disclosed in the consolidated financial statements separately.

3. TAXES

Value added tax

Value added tax (“VAT”) on sales is calculated at 13% on revenue from sales of coal products and 17% on other types of sales, and paid after deducting input VAT.

The calculation method of “Payment first and refund afterwards” was adopted for calculating of the VAT refund on coal products export before January 1, 2002. From January 1, 2002 onwards, the calculation method has been changed to “Exemption, counteract and refund” in accordance with Caishui [2002] No.7. Pursuant to the “Notice of the adjustment of export refund rate”(Caishui [2003] No. 222), which was jointly issued by the Ministry of Finance and the State Administration, all the tax refund rate of coal exported by the Company was reduced from 13% to 11% from January 1, 2004.

Business tax

Business tax is paid at the applicable tax rate of the corresponding revenue and the business tax on revenue from coal transportation service is calculated at 3%.

3. TAXES - continued

Resource tax

Pursuant to the “Notice of the adjustment of resource tax amount applied by some enterprises in ZaoZhuang of ShanDong province”(Caishui [2004] No.117), which was jointly issued by the Ministry of Finance and the State Administration, resource tax is calculated and paid at the amount of RMB 2.40 per tone of raw coal sold and consumed in clean coal production from 1 January, 2004.

City construction tax & Education fee

Although the Company was changed to a Sino-foreign joint stock limited company, it is still subject to all taxes applicable to domestic enterprise according to the “Reply Letter to Yanzhou Coal Mining Co., Ltd.” issued by State Taxes Bureau (Guoshuihan [2001] No.673). The Company continues to calculate and pay the taxes under the tax law applicable to domestic companies. Therefore, the city construction tax and education fee are still calculated and paid at 7% and 3%, respectively, on the total amount of VAT payable and business tax payable.

According to “Notice of issues on collection of city construction tax & education fee after application of ‘Exemption, counteract and refund’ by exporting enterprises” issued by Shandong Local Taxes Bureau (Ludishuifa [2002] No.108), the amount of VAT exemption and counteract declared by the Company is also deemed as the basis for city construction tax & education fee calculation.

Income tax

Income tax, including both national and domestic income tax, is calculated at 33% of the total assessable income of the Company.

4. SCOPE OF CONSOLIDATION AND DETAILS OF SUBSIDIARIES

The Company owns the following subsidiaries:

Name of subsidiaries	Registered capital	Investment amount and percentage of equity interest		Consolidated or not
Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan Trade”)	RMB2,100,000	RMB2,710,000	52.38%	Yes
Shangdong Yanmei Shipping Co., Ltd. (“Yanmei Shipping”)	RMB5,500,000	RMB11,690,000	92%	Yes

Nature of business of Zhongyan Trade: international trade, processing and matching, trimming, exhibiting and storage in Qingdao Free Trade Zone (except for project subjected to special approval according to national regulations).

Nature of business of Yanmei Shipping: transportation service via river and lakes within the provinces of Shandong, Jiangsu, Anhui, Zhejiang and Shanghai and sales of coal.

All the notes to the financial statement are applicable to consolidated financial statements, except for note 50 which is only applicable to the Company.

5. BANK BALANCES AND CASH

	June 30, 2004			December 31, 2003
	Foreign currency	Exchange rate	RMB equivalent	Foreign currency	Exchange rate	RMB equivalent
Cash on hand
RMB	—	—	218,876	—	—	406,196

Cash in bank
RMB	—	—	3,177,305,729	—	—	1,253,549,388
USD	118,652,467	8.2752	981,872,895	87,703,457	8.2767	725,895,203
EUR	75,387	10.7113	807,493	78,107	10.3383	807,494
HKD	52,514,972	1.0622	55,781,403	56,663,540	1.0657	60,386,335

Other monetary assets
RMB	—	—	2,052,569	—	—	248,697

			4,218,038,965			2,041,293,313

6. CURRENT INVESTMENTS

	June 30, 2004			December 31, 2003
	Cost RMB	Provision RMB	Net book value RMB	Cost RMB	Provision RMB	Net book value RMB
Designated deposit	—	—	—	100,000,000	—	100,000,000

	—	—	—	100,000,000	—	100,000,000

7. NOTES RECEIVABLE

	June 30, 2004 RMB	December 31,2003 RMB

Bank acceptance bills	443,192,791	700,388,322

See note 49 for notes receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

8. ACCOUNTS RECEIVABLE

The aging analysis of accounts receivable is as follows:

Aging	Amount RMB	%	June 30, 2004 Bad debt provision RMB	Net book value RMB	Amount RMB	%	December 31, 2003 Bad debt provision RMB	Net book value RMB
Within 1 year	278,213,363	56	11,013,269	267,200,094	491,927,103	71	19,334,770	472,592,333
1 to 2 years	78,334,797	16	23,500,439	54,834,358	114,886,911	17	34,466,073	80,420,838
2 to 3 years	81,618,620	17	40,809,310	40,809,310	78,919,348	11	39,459,674	39,459,674
Over 3 years	55,729,996	11	55,729,996	—	7,366,106	1	7,366,106	—

Total	493,896,776	100	131,053,014	362,843,762	693,099,468	100	100,626,623	592,472,845

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in accounts receivable balance
225,831,949	46%

See note 49 for accounts receivable due from shareholders of the Company holding more than 5% of the total shares of the Company.

9. OTHER RECEIVABLES

Aging analysis of other receivables is as follows:

Aging	Amount RMB	%	June 30, 2004 Bad debt provision RMB	Net book value RMB	Amount RMB	%	December 31, 2003 Bad debt provision RMB	Net book value RMB
Within 1 year	187,247,909	82	1,818,834	185,429,075	71,508,302	58	2,336,498	69,171,804
1 to 2 years	15,686,158	7	450,000	15,236,158	26,979,729	22	2,786,432	24,193,297
2 to 3 years	14,411,070	6	4,376,905	10,034,165	14,376,386	12	4,162,587	10,213,799
Over 3 years	10,173,108	5	6,039,778	4,133,330	9,908,571	8	3,400,000	6,508,571

Total	227,518,245	100	12,685,517	214,832,728	122,772,988	100	12,685,517	110,087,471

The balances with aging over 2 years are mainly deposits paid for purchase of packing materials of steel and other raw materials. The Company has not settled the balances with these suppliers since the deposits are in roll-over uses.

9. OTHER RECEIVABLES – continued

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in other receivables balance
44,120,339	19%

See note 49 for other receivables due from shareholders of the Company holding more than 5% of the total shares of the Company.

10. PROVISION FOR BAD DEBTS

	January 1, 2004 RMB	Addition RMB	Reversal RMB	Other transfer out RMB	June 30, 2004 RMB
Bad debt provision:
Accounts receivable	100,626,623	30,426,391	—	—	131,053,014
Other receivables	12,685,517	—	—	—	12,685,517

Total	113,312,140	30,426,391	—	—	143,738,531

11. PREPAYMENTS

The aging analysis of prepayments is as follows:

Aging	June 30, 2004		December 31, 2003
	RMB	%	RMB	%
Within 1 year	50,470,640	74	53,175,910	72
1 to 2 years	16,508,984	24	18,904,541	26
2 to 3 years	1,715,530	2	1,904,689	2

Total	68,695,154	100	73,985,140	100

The balances with aging over 2 years are mainly the prepayments for the purchases of spare parts and materials. As disputes on quality or price exist between the Company and the suppliers, the amount has not yet been settled or offset with corresponding accounts payable.

Balance of the 5 largest debtors is as follows:

Total amount of the 5 largest debtors RMB	Percentage in prepayments balance
35,533,703	52%

See note 49 for prepayments to shareholders of the Company holding more than 5% of the total shares of the Company.

12. SUBSIDIES RECEIVABLE

During the period, the VAT refund receivable in respect of export sales of year 2001 has been settled.

13. INVENTORIES

	June 30, 2004			December 31, 2003
	Amount RMB	Provision RMB	Net book value RMB	Amount RMB	Provision RMB	Net book value RMB
Raw materials	216,962,290	—	216,962,290	204,466,522	—	204,466,522
Finished goods	302,423,542	—	302,423,542	297,562,021	—	297,562,021

	519,385,832	—	519,385,832	502,028,543	—	502,028,543

14. DEFERRED EXPENSES

	June 30, 2004 RMB	December 31, 2003 RMB
Harbour transportation fee	39,146,046	94,646,431

15. LONG-TERM EQUITY INVESTMENTS

	June 30, 2004 RMB	December 31, 2003 RMB
Other equity investments (1)	31,897,684	31,897,684
Discrepancy on consolidation (2)	10,603,436	11,161,512

Total	42,501,120	43,059,196

Less: Impairment loss on long-term equity investments	—	—

Long-term equity investments - net	42,501,120	43,059,196

(1)	Other equity investments

Name of investees	Share in the registered capital of the investee (%)	June 30, 2004 RMB	December 31, 2003 RMB
Jiangsu Lianyungang Port Co., Ltd.	1%	1,760,419	1,760,419
Shenergy Company Limited (Note)	0.83%	30,137,265	30,137,265

		31,897,684	31,897,684

15. LONG-TERM EQUITY INVESTMENTS – continued

(1) Other equity investments – continued

Note: The Company acquired 14,882,600 legal person shares of Shenergy Company Limited at RMB4.05 per share with the total consideration of RMB60,274,530. In year 2002, the Company paid RMB30,137,265 in advance, which represents 50% of the total consideration. According to the acquisition agreement, the Company will settle the remaining amount after the legal title of the shares is transferred to the Company. The legal title of the shares has not been transferred to the Company at the balance sheet date.

(2) Discrepancy on consolidation

Name of investee	Original amount RMB	Amortization period	Amortization for the period RMB	At June 30, 2004 RMB	Arising from
Yanmei Shipping	11,161,512	10 years	558,076	10,603,436	Acquisition of subsidiary

16. FIXED ASSETS AND ACCUMULATED DEPRECIATION

	Buildings RMB	Mining structure RMB	Railway structure RMB	Harbor works and craft RMB	Plant, machinery and equipment RMB	Trans- portation equipment RMB	Total RMB
Cost
At January 1, 2004	2,082,464,801	3,908,554,834	870,381,181	250,230,769	7,461,700,147	325,820,032	14,899,151,764
Additions	—	—	—	—	5,763,092	299,752	6,062,844
Transfer from fixed assets under construction	39,220,933	—	—	—	87,408,952	—	126,629,885
Disposals	—	—	—	—	(4,284,145)	(10,297,794)	(14,581,939)

At June 30, 2004	2,121,685,734	3,908,554,834	870,381,181	250,230,769	7,550,588,046	315,821,990	15,017,262,554

Accumulated depreciation
At January 1, 2004	827,379,904	1,412,513,207	256,799,917	—	3,692,845,454	178,987,255	6,368,525,737
Provided for the period	53,436,562	49,531,718	27,289,115	3,034,048	341,479,184	11,453,879	486,224,506
Eliminated on disposals	—	—	—	—	(2,426,702)	(6,069,734)	(8,496,436)

At June 30, 2004	880,816,466	1,462,044,925	284,089,032	3,034,048	4,031,897,936	184,371,400	6,846,253,807

Net book value
At January 1, 2004	1,255,084,897	2,496,041,627	613,581,264	250,230,769	3,768,854,693	146,832,777	8,530,626,027

At June 30, 2004	1,240,869,268	2,446,509,909	586,292,149	247,196,721	3,518,690,110	131,450,590	8,171,008,747

17. MATERIALS HELD FOR CONSTRUCTION OF FIXED ASSETS

Category	June 30, 2004 RMB	December 31, 2003 RMB
Materials held for construction	1,721,281	1,721,281

18. FIXED ASSETS UNDER CONSTRUCTION

Category	At January 1, 2004 RMB	Additions RMB	Transfers upon completion RMB	At June 30, 2004 RMB	Budget RMB	Proportion to budget %	Source of funds
Equipment to be installed	59,881,127	156,309,336	(89,844,778)	126,345,685	151,664,000	83	internally generated fund
Buildings under construction	6,922,926	58,283,572	(34,358,672)	30,847,826	42,349,000	73	internally generated fund
Others	17,222,809	3,351,803	(2,426,435)	18,148,177	27,174,000	67	internally generated fund

Total	84,026,862	217,944,711	(126,629,885)	175,341,688	221,187,000

No interest was capitalized for the period.

19. INTANGIBLE ASSETS

Category	Original amount RMB	At January 1, 2004 RMB	Additions RMB	Amortization for the period RMB	Accumulated amortization RMB	At June 30, 2004 RMB	Remaining amortization period
Land use rights	310,242,143	272,315,194	—	(3,111,978)	(41,038,927)	269,203,216	43 years and 5 months
Land use rights of Jining III	88,928,996	83,593,256	—	(889,290)	(6,225,030)	82,703,966	46 years and 6 months
Mining rights of Jining III	132,478,800	112,606,886	—	(3,315,910)	(23,187,824)	109,290,976	16 years and 6 months
Land use rights of Railway Assets	259,378,500	249,003,360	—	(2,593,785)	(12,968,925)	246,409,575	47 years and 6 months
Goodwill	80,000,000	71,120,000	—	(4,440,000)	(13,320,000)	66,680,000	7 years and 6 months

	871,028,439	788,638,696	—	(14,350,963)	(96,740,706)	774,287,733

The original land use rights are injected by Yankuang Group. The land use rights of Jining III and Railway Assets and mining rights of Jining III were acquired from Yankuang Group at revaluated amount. At June 30, 2004, the registration process in respect of the land use rights of Railway Assets has not yet been completed.

19. INTANGIBLE ASSETS - continued

The original land use rights of the Company are revaluated by reference to the revaluation report [97] Zhongdizi [zong] zi No.032 of China Land Consultation and Evaluation Center with the method of cost approaching and coefficient-revising of benchmark land price to determine the value of the land. Land use rights of Jining III are revaluated by reference to the revaluation report Ludijia [2000] No.7 of Shandong Land Evaluation Office with the method of cost approaching and coefficient-revising of benchmark land price. Mining rights of Jining III are revaluated by reference to the revaluation report Haidiren Pingbaozi [2000] No.11 Zong No.24 of Beijing Haidiren Resource Consulting Co., Ltd. with the method of discounting cash flow. Land use rights of Railway Assets are revaluated by reference to the revaluation report [2001] Luzhengkuai Pingbaozi No. 10041 of Shandong Zhengyuan Hexin Limited Liability CPA with the method of cost revaluation.

Goodwill represents the excess of the purchase consideration of Railway Assets over the net assets of Railway Assets at the date of acquisition. According to the “Railway Assets Acquisition Agreement”, when the Railway Assets’ actual transportation volume reached 25,000,000 tonnes for the year 2002, the Company should pay an extra RMB40,000,000. According to the above agreement, when the Railway Assets’ actual transportation volume reaches 28,000,000 tonnes for the year 2003, the Company should pay an extra RMB40,000,000. When the Railway Assets’ actual transportation volume reaches 30,000,000 tonnes for the year 2004, the Company should pay an extra RMB40,000,000. As the Railway Assets’ actual transportation volume has reached 25,000,000 tonnes and 28,000,000 tones for year 2002 and 2003 respectively, the Company had aggregately paid off the extra RMB 80,000,000 in 2002 and 2003. During the period from January 1 to June 30, 2004, the actual transportation capacity has reached 13,147,000 tonnes. Based on historical data and sales plan for the next half year, the management was difficult to estimate whether the transportation capacity would reach 30,000,000 tonnes. Extra payment was not accrued accordingly in this period. Details of which are set out in note 49(4)(b).

20. ACCOUNTS PAYABLE

See note 49 for accounts payable due to shareholders of the Company holding more than 5% of the total shares of the Company.

21. ADVANCES FROM CUSTOMERS

See note 49 for amounts advanced from shareholders of the Company holding more than 5% of the total shares of the Company.

22. DIVIDENDS PAYABLE

	June 30, 2004 RMB	December 31, 2003 RMB
Shareholders of H Shares	167,280,000	—
Shareholders of A Shares	29,520,000	—

	196,800,000	—

23. TAXES PAYABLE

	June 30, 2004 RMB	December 31, 2003 RMB
Income tax	363,088,267	114,903,415
Value added tax	159,335,476	97,297,037
City construction tax	19,772,426	50,940,509
Others	69,928,008	63,236,759

	612,124,177	326,377,720

24. OTHER PAYABLES

See note 49 for other payables due to shareholders of the Company holding more than 5% of the total shares of the Company.

25. ACCRUED EXPENSES

	June 30, 2004 RMB	December 31, 2003 RMB
Accrued Repair Expense	94,922,708	—
Accrued Technology Expense	45,621,340	—
Work Safety Expense (Note)	49,997,792	—

	190,541,840	—

Note: According to the relevant regulation of State Administration of Work Safety, from May 1, 2004, work safety expense is accrued at RMB 8 per ton raw coal mined, which will be used directed for safety expenditure of the Company.

26. PROVISIONS

Category	At January 1, 2004 RMB	Accrual for the period RMB	Payment for the period RMB	At June 30, 2004 RMB
Land subsidence, restoration, rehabilitation and environmental costs	85,022,022	158,501,496	(170,178,878)	73,344,640

The consequence of coal mining activities is land subsidence caused by the resettlement of the land above the underground mining sites. Depending on the circumstances, the Company may relocate inhabitants from the land above the underground mining sites prior to mining those sites or the Company may compensate the inhabitants for losses or damages from land subsidence after the underground sites have been mined.

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by management based on their past experience and estimation on future expenditure and accrued on a certain ratio of raw coal mined. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

27. LONG-TERM LOAN

Lender	June 30, 2004 RMB	January 1, 2004 RMB	Period	Annual Interest Rate	Condition for Loan
Bank of China	600,000,000	600,000,000	96 months	5.76%	Guaranteed by Yankuang Group

Less: Long-term loan due within one year	200,000,000	200,000,000
Long-term loan due after one year	400,000,000	400,000,000

	600,000,000	600,000,000

On January 4, 2002, the Company obtained a new bank loan in the amount of RMB1,200,000,000 from Bank of China Shandong Branch, Bank of China Jining Branch and Bank of China Zoucheng Branch to finance the acquisition of Railway Assets. The loan is repayable by instalments over a period of 96 months, whereas the first 2 years of which is grace period. According to the agreement, interests are payable on quarterly basis and principal will be paid in 6 instalments of RMB200 million each instalment, i.e. on August 25, of each year from year 2004 to 2008 and on January 4, 2010 for the last instalment.

In June 2003, the Company repaid the long-term loan of RMB600,000,000 ahead of schedule. According to the agreement, the unpaid principal will be paid in 3 instalments of RMB200 million each instalment, i.e. on August 25, of each year from year 2004 to 2006.

28.	LONG-TERM PAYABLE

	June 30, 2004 RMB	December 31, 2003 RMB
Payable for acquisition of Jining III’s mining rights	92,735,160	92,735,160

Less: Long-term payable due within one year	13,247,800	13,247,800
Long-term payable due after one year	79,487,360	79,487,360

	92,735,160	92,735,160

The above balances represent the remaining balances of payable to Yankuang Group for acquisition of Jining III’s mining rights, details of which are set out in note 49(4)(c).

29. SHARE CAPITAL

Changes in share capital from January 1, 2004 to June 30, 2004 and from January 1, 2003 to December 31, 2003 are as follows:

		January 1, 2003, December 31, 2003 and June 30, 2004
		RMB	%
(1)	Shares not listed for public dealings
	Subscriber shares
	- State legal person shares	1,670,000,000	58.19

(2)	Shares listed for public dealings
	(i) Ordinary shares listed on a domestic stock exchange (A shares)	180,000,000	6.27
	(ii) Ordinary shares listed on an overseas stock exchange (H shares)	1,020,000,000	35.54

	Total shares listed for public dealings	1,200,000,000	41.81

(3)	Total share capital	2,870,000,000	100.00

Each share has a par value of RMB1. The share capital has been verified by Deloitte Touche Tohmatsu Certified Public Accountants Ltd. (formerly known as Deloitte Touche Tohmatsu Shanghai CPA) on capital verification report Deshibao (Yan)zi No. 588, capital verification Deshibao (Yan)zi (98) No. 439 , capital verification Deshibao (Yan)zi (01) No. 006 and capital verification Deshibao (Yan)zi (01) No.040.

30. CAPITAL RESERVES

Changes in capital reserves from January 1, 2004 to June 30, 2004 are as follows:

	Share premium RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
At January 1, 2004	3,549,258,855	1,164,936,251	4,714,195,106
Additions	—	118,876,122	118,876,122

At June 30, 2004	3,549,258,855	1,283,812,373	4,833,071,228

30. CAPITAL RESERVES - continued

Changes in capital reserves from January 1, 2003 to December 31, 2003 are as follows:

	Share premium RMB	Transfer from Wei Jian Fei (Note) RMB	Total RMB
At January 1, 2003	3,549,258,855	905,262,485	4,454,521,340
Additions	—	259,673,766	259,673,766

At December 31, 2003	3,549,258,855	1,164,936,251	4,714,195,106

Note: Wei Jian Fei is used for purchase of coal production equipment and refurnishment of coal mining structure and the corresponding amounts are transferred from other current liabilities to capital reserves when the construction facilities are put into use. Pursuant to the relevant regulations, this capital reserve can only be used for the future development of the coal mining business.

31. SURPLUS RESERVES

Changes in surplus reserves from January 1, 2004 to June 30, 2004 are as follows:

	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2004	498,781,858	249,453,800	748,235,658
Additions	—	—	—

At June 30, 2004	498,781,858	249,453,800	748,235,658

Changes in surplus reserves from January 1, 2003 to December 31, 2003 are as follows:

	Statutory common reserve fund RMB	Statutory common welfare fund RMB	Total RMB
At January 1, 2003	388,201,586	194,141,761	582,343,347
Additions	110,580,272	55,312,039	165,892,311

At December 31, 2003	498,781,858	249,453,800	748,235,658

The statutory common reserve fund can be used to make good the losses incurred in previous years, expand the business scale of the Company or convert it into share capital. The statutory common welfare fund can be used for the welfare of the staff of the Company.

32. CASH DIVIDEND PROPOSED AFTER THE BALANCE SHEET DATE

	From January 1, 2004 to June 30, 2004 RMB	From January 1, 2003 to June 30, 2003 RMB
At January 1, 2004	470,680,000	298,480,000
Less: Transferred to dividends payable	470,680,000	298,480,000
Add: Cash dividend proposed after the balance sheet date (Note)	—	470,680,000

At June 30, 2004	—	470,680,000

Note: Pursuant to the relevant regulations, companies that issue H shares should appropriate dividend based on profit available for appropriation listed on the audited financial statements prepared under accounting standards in the PRC or International Financial Reporting Standards (“IFRS”), whichever is the lesser.

According to the minute of Board of Directors dated April 16, 2004, final dividend of RMB1.14 and special dividend of RMB0.5 per ten shares, i.e. RMB1.64 per ten shares in all for year 2003, is proposed based on the total issued shares of 2,870,000,000 (each share with a par value of RMB1). The Company has approved the declaration and payment of the final dividend on June 25, 2004, in the shareholders meeting.

33. UNAPPROPRIATED PROFITS

	From January 1, 2004 to June 30, 2004 RMB	From January 1, 2003 to December 31, 2003 RMB
At the beginning of the period/year	2,220,500,672	1,751,708,336

Add: Net profit for the period/year	1,058,268,140	1,105,364,647
Less: Appropriations to:
Statutory common reserve fund (Note i)	—	110,536,465
Statutory common welfare fund (Note ii)	—	55,268,232
Statutory common reserve fund of the subsidiary (Note iii)	—	43,807
Statutory common welfare fund of the subsidiary (Note iii)	—	43,807

Profit available for distribution	3,278,768,812	2,691,180,672
Less: Cash dividend proposed after the balance sheet date	—	470,680,000

At the end of the period/year	3,278,768,812	2,220,500,672

33. UNAPPROPRIATED PROFITS - continued

Note i: Appropriations to statutory common reserve fund

Pursuant to the Provision 177 of Company Law and the Company’s Article of Association, 10% of its net profit is appropriated as statutory common reserve fund. Such appropriations can be ceased when the accumulated amount of the fund reaches 50% of the Company’s registered capital.

Note ii: Appropriations to statutory public welfare fund

Pursuant to the Provision 177 of Company Law and the Company’s Article of Association, the Board of Directors proposed to appropriate 5% of current year’s net profit as statutory common welfare fund.

Note iii: Appropriations to statutory common reserve fund and statutory common welfare fund of the subsidiary

Statutory common reserve fund and statutory common welfare fund of the subsidiary are appropriated at the preparation of consolidation financial statements.

34. REVENUE FROM PRINCIPAL OPERATIONS

	For the period ended June 30,
	2004 RMB	2003 RMB

Revenue from domestic sales of coal products	3,527,183,291	2,541,147,903
Revenue from export sales of coal products	1,690,970,206	1,808,149,772
Revenue from railway transportation services	114,510,132	78,582,143

	5,332,663,629	4,427,879,818

Total amount of the 5 largest customers RMB	Percentage in total revenue
1,097,872,600	21%

The Company exports its coal through China National Coal Industry Import and Export Group, China Minmetals Group and Shanxi Coal Import and Export Group Corporation. Currently, the Company does not have direct export rights, and has to export coals through import and export companies. The final decision on customer selection of the Company’s export sales is jointly determined by the Company and the above-mentioned import and export companies. Therefore the amounts of sales made through these import and export companies are excluded from sales of the 5 largest customers.

35. COST OF PRINCIPAL OPERATIONS

	For the period ended June 30,
	2004 RMB	2003 RMB

Cost of sales of coal products	2,085,819,483	1,966,414,242
Cost of the railway transportation services	40,791,284	33,529,767

	2,126,610,767	1,999,944,009

Analysis of cost of sales of coal products is as follows:

	For the period ended June 30,
	2004 RMB	2003 RMB

Materials	446,456,591	441,217,851
Wages	391,508,955	376,096,952
Employee welfare	47,020,926	44,667,973
Electricity	150,439,811	139,738,434
Depreciation	433,091,698	425,502,754
Land subsidence, restoration, rehabilitation and environmental costs	159,584,589	131,472,527
Repairs	119,762,271	148,450,528
Work Safety Expense	49,997,792	—
Others	169,080,728	128,231,393

Subtotal	1,966,943,361	1,835,378,412

Wei Jian Fei	118,876,122	131,035,830

Total	2,085,819,483	1,966,414,242

36. SALES TAXES AND SURCHARGES

	For the period ended June 30,
	2004 RMB	2003 RMB

Business tax	4,539,350	2,593,210
City construction tax	36,321,618	18,266,868
Education fee	15,566,408	7,828,658
Resource tax	49,461,652	24,966,258

	105,889,028	53,654,994

37. PROFITS FROM OTHER OPERATIONS

	For the period ended June 30,
	2004 RMB	2003 RMB

Sales of raw materials
- Sales	313,234,870	373,332,566
- Cost of sales	294,906,134	347,208,280

	18,328,736	26,124,286

Others
- Income	20,211,269	18,370,658
- Cost	18,679,383	11,214,680

	1,531,886	7,155,978

	19,860,622	33,280,264

38. OPERATING EXPENSES

	For the period ended June 30,
	2004 RMB	2003 RMB

Selling expense of domestic sales of coal products	267,607,375	326,233,003
Selling expense of export sales of coal products	511,077,018	543,377,901
Others	28,511,582	34,242,138

	807,195,975	903,853,042

39. FINANCIAL EXPENSES

	For the period ended June 30,
	2004 RMB	2003 RMB

Interest expenses	17,737,094	35,154,000
Less: interest income	26,272,536	7,356,124
Others	532,485	324,680

	(8,002,957)	28,122,556

40. INVESTMENT INCOME

	For the period ended June 30,
	2004 RMB	2003 RMB

Short-term investment income
- Interest income from designated deposit	6,440,947	1,133,333
Long-term investment income
- Investee’s distributed profit recognized under cost method	—	345,000
- Amortization for discrepancy on consolidation–	(558,076)	—

	5,882,871	1,478,333

41. SUBSIDY INCOME

The amount represents subsidies granted to the Company on its export sales received.

42. NON-OPERATING INCOME

	For the period ended June 30,
	2004 RMB	2003 RMB

Gain on disposal of fixed assets	757,168	3,310,774
Others	78,008	461,042

	835,176	3,771,816

43. NON-OPERATING EXPENSES

	For the period ended June 30,
	2004 RMB	2003 RMB

Loss on disposal of fixed assets	68,350	5,124,553
Donations	4,112,800	276,700
Fines	1,601,226	65,467
Compensation for early-retired staff	—	2,889,874
Others	320,855	502,019

	6,103,231	8,858,613

44. INCOME TAXES

	For the period ended June 30,
	2004 RMB	2003 RMB

Income tax of the Company	591,828,892	298,901,475
Income tax of the subsidiaries	157,143	728,713

	591,986,035	299,630,188

45. OTHER CASH RECEIVED RELATING TO OPERATING ACTIVITIES

For the period ended June 30, 2004 RMB
Other operating income	333,446,139
Interest income	26,272,910
Others	55,578,393

Total	415,297,442

46. OTHER CASH PAID RELATING TO OPERATING ACTIVITIES

For the period ended June 30, 2004 RMB
Cash payments for operating expenses and administrative expenses	1,015,035,321
Other operating expenses	313,585,517
Others	149,529,306

Total	1,478,150,144

47. CASH AND CASH EQUIVALENTS

	June 30, 2004 RMB	December 31, 2003 RMB
Bank balances and cash	4,218,038,965	2,041,293,313
Less: Restricted cash (Note)	28,483,222	17,521,242

	4,189,555,743	2,023,772,071

Note: The amount represents the bank deposits pledged to certain banks to secure letters of credit at the balance sheet date.

48. SEGMENT INFORMATION

Segment information for the period ended June 30, 2004 is set as followings:

Item		Coal mining business RMB	Railway transportation business RMB	Inter-segment elimination RMB	Unallocated items RMB	Total RMB

1.	Operating revenue
	External	5,218,153,497	114,510,132	—	—	5,332,663,629
	Inter-segment	—	146,052,171	(146,052,171)	—	—

	Total	5,218,153,497	260,562,303	(146,052,171)	—	5,332,663,629

2.	Cost of sales
	External	2,085,819,483	40,791,284	—	—	2,126,610,767
	Inter-segment	—	52,010,940	(52,010,940)	—	—

	Total	2,085,819,483	92,802,224	(52,010,940)	—	2,126,610,767

3.	Total operating expenses	1,446,042,809	35,908,625	(94,041,231)	168,333,844	1,556,244,047

4.	Total operating profits	1,686,291,205	131,851,454	—	(168,333,844)	1,649,808,815

5.	Total assets	9,608,919,011	1,071,163,099	—	4,350,913,737	15,030,995,847

6.	Total liabilities	1,667,018,494	14,912,412	—	1,615,399,294	3,297,330,200

49. SIGNIFICANT RELATED PARTY TRANSACTIONS

(1) The followings are related parties where a control relationship exists:

Name of related Parties	Registration address	Major business	Relationship	Quality	Status representative
Yankuang Group	40 Fu Shan Road, Zoucheng, Shandong	Industry processing	Major shareholder	State-owned	Geng Jia Huai

Zhongyan Trade	No.1 Industrial Zone, Qingdao Free Trade Zone	International trade	Subsidiary	Limited company	Shao Hua Zhen

Yanmei Shipping	Shiqiao town Rencheng district, Jining	Transportation service via river and lakes	Subsidiary	Limited company	Wang Xin Kun

49. SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(2) For the related parties where a control relationship exists, the registered capital and the changes therein are as follows:

January 1 and June 30, 2004 RMB
Yankuang Group	3,090,336,000

Zhongyan Trade	2,100,000

Yanmei Shipping	5,500,000

(3) For the related parties where a control relationship exists, the proportion and changes of equity interest are as follows:

Name of related parties	January 1, 2004		Additions		June 30, 2004
	RMB	%	RMB	%	RMB	%
Yankuang Group	3,090,336,000	58.19	—	—	3,090,336,000	58.19
Zhongyan Trade	1,100,000	52.38	—	—	1,100,000	52.38
Yanmei Shipping(Note)	5,060,000	92.00	—	—	5,060,000	92.00

(4) Significant transactions entered with the Company and above-mentioned related parties in current year:

(a) The transactions after acquisition date between the Company and the subsidiaries which the Company can exercise control over and whose financial statements are included in the consolidated financial statements were eliminated.

(b) Acquisition of railway transportation business

On January 1, 2002, the Company acquired from Yankuang Group the assets of the special purpose coal railway transportation business (“Railway Assets”) at the consideration of approximately RMB1,242,590,000 according to “Railway Assets Acquisition Agreement” signed with Yankuang Group. When the Railway Assets’ actual volume reaches the targets quoted in the agreement, the additional payment would be as follows:

A. If the Railway Assets’ actual transportation volume reaches 25,000,000 tonnes for the year ended December 31, 2002, the Company will pay an extra RMB40,000,000;

B. If the Railway Assets’ actual transportation volume reaches 28,000,000 tonnes for the year ended December 31, 2003, the Company will pay an extra RMB40,000,000;

C. If the Railway Assets’ actual transportation volume reaches 30,000,000 tonnes for the year ended December 31, 2004, the Company will pay an extra RMB40,000,000.

49. SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: - continued

(b) Acquisition of railway transportation business - continued

The total consideration for acquiring Railway Assets should be paid in cash in the following five instalments:

1) The amount of RMB1,159,560,000 has been paid by the Company to Yankuang Group at acquisition date;

2) The remaining balance of RMB83,030,000 has been paid before June 30, 2003;

3) The amount of RMB40,000,000 as mentioned in term A should be paid before June 30, 2003;

4) The amount of RMB40,000,000 as mentioned in term B should be paid before June 30, 2004;

5) The amount of RMB40,000,000 as mentioned in term C should be paid before June 30, 2005.

The Company had paid off the above consideration of RMB1,242,590,000 at acquisition date. In addition, the Railway Assets’ actual capacity has reached approximately 25,000,000 tonnes and 28,000,000 tonnes for the year ended December 31, 2002 and 2003 respectively, an extra RMB40,000,000 and RMB40,000,000 has paid to Yankuang Group according to the agreement mentioned in term A and B.

The consideration for the acquisition is determined according to revaluated price.

(c)	Acquisition of Jining III

On January 1, 2001, the Company acquired Jinjing III according to the “Agreement for Acquisition of Jining III” signed with Yankuang Group at the consideration of RMB2,450,900,000 and mining rights of RMB132,480,000, totally RMB2,583,380,000.

By June 30, 2004, the Company had paid RMB2,490,644,000 to Yankaung Group for the above acquisition, including the consideration of RMB2,450,900,000 and the mining rights of RMB39,744,000.

49. SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

According to the agreement, the Company will pay the interest-free consideration for the cost of mining rights over ten years by equal instalments before December 31 of each year commencing from year 2001. The Company is scheduled to pay for the mining rights of RMB13,248,000 as the forth instalment before December 31, 2004, which has not been paid by the end of June 30, 2004.

The consideration for the acquisition is determined according to revaluation price.

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: – continued

(d) Sales and purchases

	For the period ended June 30,
	2004 RMB’000	2003 RMB’000
Sales and service provided:
Sales of coal - Yanmei Shipping	—	21,501
- Yankuang Group	214,045	79,009

Subtotal	214,045	100,510

Railway transportation services income - Yankuang Group	—	26
Public utilities and facilities income - Yankuang Group	14,500	14,500
Material and spare parts sales/profit - Yankuang Group	184,702	180,480

	413,247	295,516

Purchases:
Yankuang Group	101,935	181,342

The price of the above transaction is determined according to market price or negotiated price.

(e) Construction services

	For the period ended June 30,
	2004 RMB’000	2003 RMB’000
Mining Equipment installation of Jining III
- Yankuang Group(Note)	123,294	—
Building under Construction of Jinning III
- Yankuang Group	37,048	—

	160,342	—

Note: Mining Equipment installation mainly includes equipment purchased from Yankuang Group and installation service provided by Yankuang Group.

The price of the above transaction is determined at market price.

49. SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: - continued

(f) Amount due to or from related parties

Account	Company	June 30, 2004 RMB	December 31, 2003 RMB
Notes receivable	Yankuang Group	19,098,740	43,298,758
Accounts receivable	Yankuang Group	3,771,032	10,139,098
Other receivables (Note)	Yankuang Group	27,973,026	16,662,382
Prepayments	Yankuang Group	—	3,200,170

		50,842,798	73,300,408

Accounts payable	Yankuang Group	22,539,908	27,111,232
Advances from customers	Yankuang Group	14,024,821	66,515,176
Other payables (Note)	Yankuang Group	511,123,524	325,162,158
Long-term payable due within one year (Note 28)	Yankuang Group	13,247,800	13,247,800
Long-term payables (Note 28)	Yankuang Group	79,487,360	79,487,360

		640,423,413	511,523,726

Note: Other receivables due from and other payables due to Yankuang Group are interest free and repayable on demand.

(g) Other transactions

(1) Pursuant to an agreement signed between the Company and Yankuang Group, Yankuang Group manages the retirement benefits, medical benefits and other benefits of the two companies and makes combined payments of the total retirement benefits of the two companies to the government department in charge of the related funds. Amount charged to expenses of the Company for the first 6 month in year 2004 and 2003 are RMB239,903,000 and RMB227,676,000, respectively.

49. SIGNIFICANT RELATED PARTY TRANSACTIONS - continued

(4) Significant transactions entered with the Company and above-mentioned related parties in current year: - continued

(g) Other transactions

(2) Pursuant to an agreement signed by the Company and Yankuang Group, the department and subsidiary of Yankuang Group provided the following services and charged related service fees during the period:

	For the period ended June 30,
	2004 RMB’000	2003 RMB’000
Electricity	164,931	154,119
Repairs and maintenance	47,262	92,217
Technical support and training fee	7,565	7,565
Mining rights fees	6,490	6,490
Public utilities expenses	190	300
Road transportation fee	8,341	13,417
Gases and eructate expenses	5,510	5,985
Buildings management fee	18,600	18,600
Children tuition fee	8,300	8,300
Others	7,765	9,388

Total	274,954	316,381

(3) Total amount of salaries paid to key management, including salaries, welfare and subsidies paid in the form of cash, goods and others, for the first 6 months in year 2004 and 2003 are RMB1,765,165 and RMB1,098,717 respectively.

(4) During the first six months in year 2004 and 2003, the Company and Yankuang Group have made payments or collected receipts to or from individual third party or government authorities on behalf of each other, in respect of goods purchased, services received and other expenses. These payments and receipts made on behalf of the other have been recorded in other payables.

50. NOTES TO THE COMPANY’S FINANCIAL STATEMENTS

(1) Long-term equity investments - The Company

		June 30, 2004 RMB	December 31, 2003 RMB
Investments in subsidiaries	(a)	4,610,710	4,592,496
Other equity investments	(b)	31,897,684	31,897,684
Equity investment difference	(b)	10,603,436	11,161,512

		47,111,830	47,651,692

Less: Impairment loss on long-term equity investment		—	—

Long-term equity investments - net		47,111,830	47,651,692

(a) Details of investments in subsidiaries are as follows:

	Investment cost			Profit and loss adjustment				Net book value
Name of investees	January 1, 2004 RMB	Additions RMB	June 30, 2004 RMB	January 1, 2004 RMB	Addition Cash dividend of equity for the period		June 30, 2004 RMB	January 1, 2004 RMB	June 30, 2004 RMB
					RMB	RMB
Zhangyan Trade	2,709,903	—	2,709,903	1,352,221	167,117	(350,455)	1,168,883	4,062,124	3,878,786
Yanmei Shipping	530,372	—	530,372	—	201,552	—	201,552	530,372	731,924

	3,240,275	—	3,240,275	1,352,221	368,669	(350,455)	1,370,435	4,592,496	4,610,710

(b) For details of other equity investments and equity investment difference, see note 15.

(2) Investment income - The Company

	For the period ended June 30,
	2004 RMB	2003 RMB
Short-term investment income
- Interest income from designated deposit	6,440,947	1,133,333

Long-term investment income
Share of investee’s profit recognized under equity method	368,669	911,155
- Investee’s distributed profit recognized under cost method	—	345,000
- Amortization for discrepancy on consolidation	(558,076)	—

	6,251,540	2,389,488

50. NOTES TO THE COMPANY’S FINANCIAL STATEMENTS – continued

(3) Cash and cash equivalents - The Company

	June 30, 2004 RMB	December 31, 2003 RMB

Bank balances and cash	4,207,504,400	2,039,188,498
Less: Restricted cash (Note)	28,483,222	17,521,242

	4,179,021,178	2,021,667,256

Note: At the balance sheet date, the amount represented the bank deposits pledged to certain banks to secure letters of credit.

51. CAPITAL COMMITMENTS

	June 30, 2004 RMB ‘000	December 31, 2003 RMB ‘000
Capital expenditure contracted for but not provided in the financial statements in respect of:
- Purchase of assets	62,036	163,342
- Investments (See note 15(1))	30,137	30,137

	92,173	193,479

52. SUBSEQUENT EVENTS

On July 15, 2004, the company has completed a placement of 204,000,000 H shares of RMB1 at an issue price of HK$8.30 (equivalent to RMB8.80) each and raised approximately RMB1,757 million deducting all issue expenses.

Yanzhou Coal Mining Company Limited

SUPPLEMENT

FOR THE PERIOD FROM JANUARY 1, 2004 TO JUNE 30, 2004

1. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The financial statements are prepared in accordance with PRC GAAP, which differs from that under IFRS. For the period ended June 30, 2004, under PRC GAAP net profit is 1,058,268(RMB’000) and shareholders’ equity is 11,730,076(RMB’000). The summaries of differences of net profit and shareholder’s equity between PRC GAAP and IFRS in this period are as follows:

	Net profit for the period RMB’000	Net assets at June 30, 2004 RMB’000
As per the financial statements prepared under PRC GAAP	1,058,268	11,730,076
Adjustments under IFRS:
- Reversal of Wei Jian Fei	118,876	—
- Reversal of Work Safety Expense	49,998	49,998
- Deferred tax effect	(13,854)	75,018
- Release of negative goodwill to income	13,810	96,670
- Deemed interest expenses	(2,275)	(107,087)
- Others	(390)	(7,683)

As per the financial statements prepared under IFRS	1,224,433	11,836,992

2. RETURN ON SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD

	Return on shareholders’ equity %		Earnings per share RMB
Profit for the reporting period	Diluted	Weighted average	Diluted	Weighted average
Income from principal operations	26.43	26.70	1.08	1.08
Operating profits	14.06	14.21	0.57	0.57
Net profit	9.02	9.11	0.37	0.37
Net profit excluding extraordinary gain	9.02	9.11	0.37	0.37

2. RETURN ON SHAREHOLDERS’ EQUITY AND EARNINGS PER SHARE CALCULATED BY DILUTED METHOD AND WEIGHTED AVERAGE METHOD - continued

Note: Net profit excluding extraordinary gain	For the period ended June 30, 2004 RMB
Net profit	1,058,268,140

Add: Non-operating expenses	6,103,231
Less: Non-operating income	835,176
Interest on designated deposit	6,440,947
Add: Tax effect on extraordinary gain	1,092,380

Net profit excluding extraordinary gain	1,058,187,628

3. LIST OF PROVISION FOR IMPAIRMENT LOSS ON ASSETS

Unit: RMB Yuan

	2004.1.1		Provision		Reversal		Other transfer out		2004.6.30
Item	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company	The Group	The Company
1. Total provision for bad debts	113,312,140	113,312,140	30,426,391	30,426,391	—	—	—	—	143,738,531	143,738,531
– Accounts receivable	100,626,623	100,626,623	30,426,391	30,426,391	—	—	—	—	131,053,014	131,053,014
– Other receivables	12,685,517	12,685,517	—	—	—	—	—	—	12,685,517	12,685,517
2. Total provision for loss on current investment	—	—	—	—	—	—	—	—	—	—
– Bond investment	—	—	—	—	—	—	—	—	—	—
3. Total provision for loss on inventory		—	—	—	—	—	—	—	—	—
– Raw material	—	—	—	—	—	—	—	—	—	—
– Finished goods	—	—	—	—	—	—	—	—	—	—
4. Total provision for loss on long-term investment	—	—	—	—	—	—	—	—	—	—
– Long-term equity investment	—	—	—	—	—	—	—	—	—	—
5. Total provision for loss on fixed assets	—	—	—	—	—	—	—	—	—	—
– Buildings	—	—	—	—	—	—	—	—	—	—
– Mining structure	—	—	—	—	—	—	—	—	—	—
– Railway structure	—	—	—	—	—	—	—	—	—	—
– Habour works and craft	—	—	—	—	—	—	—	—	—	—
– Plant, machinery and equipment	—	—	—	—	—	—	—	—	—	—
– Transportation equipment	—	—	—	—	—	—	—	—	—	—
6. Total provision for loss on intangible assets	—	—	—	—	—	—	—	—	—	—
– Land use rights	—	—	—	—	—	—	—	—	—	—
– Mining rights	—	—	—	—	—	—	—	—	—	—
– Goodwill	—	—	—	—	—	—	—	—	—	—
7. Provision for loss on fixed assets under construction	—	—	—	—	—	—	—	—	—	—
8. Provision for loss on designated deposit	—	—	—	—	—	—	—	—	—	—

4. ANALYSIS OF ITEMS WHICH FLUCTUATED OVER 30% (INCLUDING 30%), AND ACCOUNTING FOR 5% (INCLUDING 5%) OF THE TOTAL ASSETS ON THE BALANCE SHEET DATE OR 10%(INCLUDING 10%) OF THE TOTAL PROFITS FOR THE REPORTING YEAR

Unit: RMB Yuan

	June, 30, 2004
Items in balance sheet	Amount	Percentage in total assets	December 31, 2003	Fluctuation	Reason
Bank and cash	4,218,038,965	28%	2,041,293,313	107%	Note1
Other payable	819,177,525	5%	616,930,523	33%	Note2

Note 1: In the period, with the heavy demand for coal sending the price up, the Company prefers to the cash sale, which leads to substantial increase in the bank and cash.

Note 2: The closing balance includes the dividend payable to the parent company.

Unit: RMB Yuan

	For the period ended June 30, 2004
Items in statement of income and profits appropriation	Amount	Percentage in total profits	For the period ended June 30, 2003	Fluctuation	Reason
Income Tax	591,968,035	36%	299,630,188	98%	Note3

Note 3: Income tax goes up in proportion to the increase in profit in the period.

Yanzhou Coal Mining Company Limited

(ii) Unaudited Financial Information prepared under IFRS

CONDENSED CONSOLIDATED STATEMENT OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Notes	Six months ended June 30,
		2004 RMB’000 (unaudited)		2003 RMB’000 (unaudited)
Gross sales of coal	5		5,116,043		4,298,236
Transportation costs of coal	5		(774,354)		(869,611)

Net sales of coal	5		4,341,689		3,428,625
Railway transportation service income			110,731		75,989
Cost of sales and service provided	6		(1,957,737)		(1,868,908)

Gross profit			2,494,683		1,635,706
Selling, general and administrative expenses	7		(713,037)		(636,167)
Other operating income	8		68,808		57,488

Operating income			1,850,454		1,057,027
Interest expenses	9		(20,012)		(37,971)

Income before income taxes	10		1,830,442		1,019,056
Income taxes	11		(605,840)		(280,262)

Income before minority interest			1,224,602		738,794
Minority interest			(169)		(828)

Net income			1,224,433		737,966

Appropriations to reserves			168,874		131,034

Dividend	12		470,680		298,480

Earnings per share	13	RMB	0.43	RMB	0.26

Earnings per ADS.	13	RMB	21.33	RMB	12.86

CONDENSED CONSOLIDATED BALANCE SHEET AT JUNE 30, 2004

	Notes	At June 30, 2004 RMB’000 (unaudited)	At December 31, 2003 RMB’000 (audited)
ASSETS

CURRENT ASSETS
Bank balances and cash		4,189,555	2,023,772
Restricted cash	14	28,483	17,521
Bills and accounts receivable	15	783,167	1,239,424
Inventories	16	519,386	502,028
Other loan receivable	17	—	100,000
Prepayments and other current assets		294,694	534,473
Taxes receivable		628	—

TOTAL CURRENT ASSETS		5,815,913	4,417,218
MINING RIGHTS	18	109,291	112,607
LAND USE RIGHTS	19	598,317	604,912
PROPERTY, PLANT AND EQUIPMENT, NET	20	8,348,072	8,616,373
GOODWILL	21	87,777	93,165
NEGATIVE GOODWILL	22	(41,431)	(55,241)
INVESTMENTS IN SECURITIES	23	1,760	1,760
DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES	24	30,138	30,138
DEFERRED TAX ASSET	25	75,018	88,872

TOTAL ASSETS		15,024,855	13,909,804

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Bills and accounts payable	26	281,688	427,608
Other payables and accrued expenses		1,291,412	1,174,813
Provision for land subsidence, restoration, rehabilitation and environmental costs	27	73,345	85,022
Amounts due to Parent Company and its subsidiary companies	30	523,252	369,620
Unsecured bank borrowing - due within one year	28	200,000	200,000
Taxes payable		363,717	114,903

TOTAL CURRENT LIABILITIES		2,733,414	2,371,966
AMOUNTS DUE TO PARENT COMPANY AND ITS SUBSIDIARY COMPANIES - DUE AFTER ONE YEAR	30	50,859	50,859
UNSECURED BANK BORROWING - DUE AFTER ONE YEAR	28	400,000	400,000

TOTAL LIABILITIES		3,184,273	2,822,825
COMMITMENTS	31
SHAREHOLDERS’ EQUITY		11,836,992	11,083,239
MINORITY INTEREST		3,590	3,740

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		15,024,855	13,909,804

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Share capital RMB’000	Share premium RMB’000	Future development fund RMB’000	Statutory common reserve fund RMB’000 (note)	Statutory common welfare fund RMB’000	Retained earnings RMB’000	Total RMB’000
Balance at January 1, 2003	2,870,000	3,272,527	855,237	388,201	194,141	2,414,927	9,995,033
Net income (unaudited)	—	—	—	—	—	737,966	737,966
Appropriations to reserves (unaudited)	—	—	131,034	—	—	(131,034)	—
Dividend (unaudited)	—	—	—	—	—	(298,480)	(298,480)

Balance at June 30, 2003 (unaudited)	2,870,000	3,272,527	986,271	388,201	194,141	2,723,379	10,434,519

Balance at July 1, 2003 (unaudited)	2,870,000	3,272,527	986,271	388,201	194,141	2,723,379	10,434,519
Net income (unaudited)	—	—	—	—	—	648,720	648,720
Appropriations to reserves, net of minority interest’s share (unaudited)	—	—	128,640	110,580	55,312	(294,532)	—

Balance at December 31, 2003	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239

Balance at January 1, 2004	2,870,000	3,272,527	1,114,911	498,781	249,453	3,077,567	11,083,239
Net income (unaudited)	—	—	—	—	—	1,224,433	1,224,433
Appropriation to reserve (unaudited)	—	—	168,874	—	—	(168,874)	—
Dividend (unaudited)	—	—	—	—	—	(470,680)	(470,680)

Balance at June 30, 2004 (unaudited)	2,870,000	3,272,527	1,283,785	498,781	249,453	3,662,446	11,836,992

Note:

Prior to 1999, Yanzhou Coal Mining Company Limited (“the Company”) was required to contribute at RMB1.80 per tonne of raw coal mined to the National Coal Industry Bureau (“NCIB”) and Shangdong Coal Mining Industrial Bureau (“SCMIB”) in aggregate and the amount was recognized as an expense. In addition, the Company was also required to transfer an annual amount to a future development fund at RMB4.2 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

The contribution to NCIB has been cancelled since July 1, 1998 and the contribution to SCMIB has been cancelled since January 1, 1999.

According to clarification of the relevant regulations obtained from the Ministry of Finance during the year 2002, the requirement for the Company to transfer an annual amount to the future development fund was not changed upon cancellation of the requirements for contributions to NCIB and SCMIB. Therefore, the Company is required to transfer an amount to the future development fund at RMB6 per tonne of raw coal mined.

Pursuant to the regulation of the State Administration of Work Safety, the Company was required to transfer an additional amount at RMB8 per tonne of raw coal mined from May 1, 2004 to the future development fund for the future enhancement of safety production environment and facilities.

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Six months ended June 30,
	2004 RMB’000 (unaudited)	2003 RMB’000 (unaudited)
OPERATING ACTIVITIES
Income before minority interest	1,224,602	738,794
Adjustments to reconcile income before minority interest to net cash from operating activities:
Depreciation of property, plant and equipment and land use rights	474,305	455,009
Amortization of goodwill	5,388	4,834
Release of negative goodwill to income	(13,810)	(13,810)
Amortization of mining rights	3,316	3,312
Utilization (recognition) of deferred tax asset	13,854	(19,368)
(Gain) loss on disposal of property, plant and equipment	(689)	1,814
(Increase) decrease in assets:
Bills and accounts receivable	456,257	(169,156)
Inventories	7	72,389
Prepayments and other current assets	239,779	16,728
Taxes receivable	(628)	—
Increase (decrease) in liabilities:
Bills and accounts payable	(145,920)	(233,551)
Other payables and accrued expenses	(45,562)	232,877
Provision for land subsidence, restoration, rehabilitation and environmental costs	(10,528)	54,760
Amounts due to Parent Company and its subsidiary companies	(120,248)	(392,412)
Taxes payable	248,814	79,149

NET CASH FROM OPERATING ACTIVITIES	2,328,937	831,369

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS - continued

FOR THE SIX MONTHS ENDED JUNE 30, 2004

	Six months ended June 30,
	2004 RMB’000 (unaudited)	2003 RMB’000 (unaudited)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(258,647)	(248,816)
(Increase) decrease in restricted cash	(10,962)	14,355
Decrease (increase) in other loan receivable	100,000	(100,000)
Proceeds on disposal of property, plant and equipment	6,774	12,798

NET CASH USED IN INVESTING ACTIVITIES	(162,835)	(321,663)

FINANCING ACTIVITIES
Dividend paid to a minority shareholder of subsidiary	(319)	(1,766)
Repayment of bank borrowing	—	(600,000)

NET CASH USED IN FINANCING ACTIVITIES	(319)	(601,766)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	2,165,783	(92,060)
CASH AND CASH EQUIVALENTS, BEGINNING	2,023,772	1,544,173

CASH AND CASH EQUIVALENTS, ENDING, REPRESENTED BY BANK BALANCES AND CASH	4,189,555	1,452,113

Additional cash flow information:
Cash paid during the period for
Interest	17,568	35,340
Income taxes	343,795	220,481

Yanzhou Coal Mining Company Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2004

1.GENERAL

The Company is established as a joint stock company with limited liability in the People’s Republic of China (the “PRC”) and operates six coal mines, namely the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine, Dongtan coal mine, Jining II coal mine (“Jining II”) and Jining III coal mine (“Jining III”) as well as a regional railway network that links these mines with the national railway gird. These six coal mines and the railway were originally divisions of the Company’s ultimate holding company, Yankuang Group Corporation Limited (the “Parent Company”), a state-owned enterprise in the PRC. The Parent Company contributed the assets and liabilities of the Xinglongzhuang coal mine, Baodian coal mine, Nantun coal mine and Dongtan coal mine into the Company upon its formation. The Company acquired Jining II from the Parent Company for cash in 1998. The Company acquired Jining III from the Parent Company effective January 1, 2001. These acquisitions were financed as set out below.

On January 3, 2001, the Company allotted an additional 100,000,000 A shares to the public in the PRC (the “A Share Issue”) and the A shares have been listed on the Shanghai Securities Exchange (“SSE”) since February 2001. On May 14, 2001, the Company issued an aggregate of 170,000,000 H shares to independent investors and the H shares were listed on The Stock Exchange of Hong Kong Limited. The total net proceeds from the A share and H share offerings were approximately RMB960,607,000 and HK$461,867,000 (equivalent to approximately RMB494,197,000), respectively. The proceeds were applied towards the purchase price of Jining III of approximately RMB2,583 million. The purchase price includes the cost of Jining III of approximately RMB2,450,905,000 and the cost of the mining rights of approximately RMB132,479,000.

The consideration for the cost of Jining III was paid by instalments and was fully settled prior to December 31, 2003.

The consideration for the cost of the mining rights of approximately RMB132,479,000 is to be settled over ten years by equal annual instalments before December 31 of each year, commencing from 2001.

On January 1, 2002, the Company acquired from the Parent Company the assets of the special purpose coal railway transportation business (“Railway Assets”). The consideration for the acquisition of the Railway Assets was approximately RMB1,242,586,000 subject to the adjustments.

For each of the years ending December 31, 2002, 2003 and 2004, the Company will pay an extra RMB40,000,000 for each year if the Railway Assets’ actual capacity reaches 25,000,000 tonnes, 28,000,000 tonnes and 30,000,000 tonnes, respectively.

The acquisition was funded by cash of the Company and a long-term bank loan of RMB1,200,000,000, the repayment of which is guaranteed by the Parent Company.

For the years ended December 31, 2003 and 2002, Railway Assets’ actual capacity was more than 28,000,000 tonnes and 25,000,000 tonnes, respectively, and accordingly the consideration has been adjusted to approximately RMB1,322,586,000 and RMB1,282,586,000, respectively.

1.GENERAL – continued

The Company holds a 52.38% interest in the registered capital of Qingdao Free Trade Zone Zhongyan Trade Co., Ltd. (“Zhongyan”), a limited liability company established and operated in the PRC. Zhongyan is engaged in the trading and processing of mining machinery. The Company acquired its stake in Zhongyan during the year ended December 31, 2001 for a cash consideration of RMB2,710,000.

At December 31, 2003, the Company acquired a 92% interest in the registered capital of Shandong Yanmei Shipping Co., Ltd. (formerly known as Zoucheng Nanmei Shipping Co., Ltd.) (“Yanmei Shipping”) for a cash consideration of RMB11,692,000. Yanmei Shipping is a limited liability company established and operated in the PRC and is principally engaged in the transportation business via rivers and lakes and the sale of coal and construction materials.

In April 2001, the status of the Company was changed to that of a sino-foreign joint stock limited company.

The Company’s A shares are listed on the SSE, its H shares are listed on The Stock Exchange of Hong Kong Limited, and its American Depositary Shares (“ADS”, one ADS represents 50 H shares) are listed on the New York Stock Exchange, Inc.

2. BASIS OF PRESENTATION

The condensed financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” and with the applicable disclosure requirements of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. The Company also prepares a set of financial statements in accordance with the relevant accounting principles and regulations applicable to PRC enterprises (“PRC GAAP”). Differences between International Financial Reporting Standards (“IFRS”) and PRC GAAP are stated in note 37.

Differences between IFRS and accounting principles generally accepted in the United States of America (“US GAAP”) are stated in note 38.

3. SIGNIFICANT ACCOUNTING POLICIES

The condensed financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain financial instruments.

The accounting policies adopted are consistent with those followed in the preparation of the Group’s annual financial statements for the year ended December 31, 2003.

4. SEGMENT INFORMATION

The Group is engaged primarily in the coal mining business and, commencing from January 1, 2002, the Group is also engaged in coal railway transportation business. The Group operates only in the PRC. Commencing from December 31, 2003, the Group is also engaged in the transportation business via rivers and lakes. All the identifiable assets of the Group are located in the PRC. The Company does not currently have direct export rights and all of its export sales must be made through China National Coal Industry Import and Export Corporation (“National Coal Corporation”), Minmetals Trading Co., Ltd. (“Minmetals Trading”) or Shanxi Coal Imp. & Exp. Group Corp. (“Shanxi Coal Corporation”). The final customer destination of the Company’s export sales is determined by the Company, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Company’s subsidiaries are engaged in trading and processing of mining machinery and the transportation business via rivers and lakes in the PRC. No separate segment information about these businesses is presented in these financial statements as the underlying gross sales, results and assets of the these businesses, which are currently included in the coal mining business segment, are insignificant to the Group.

Business segments

For management purposes, the Group is currently organised into two operating divisions - coal mining and coal railway transportation. These divisions are the basis on which the Group reports its primary segment information.

4. SEGMENT INFORMATION – continued

Principal activities are as follows:

Coal mining - Underground mining, preparation and sales of coal

Coal railway transportation - Provision for railway transportation services

Segment information about these businesses is presented below:

INCOME STATEMENT

	For the six months ended June 30, 2004
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	5,116,043	110,731	—	5,226,774
Inter-segment	—	146,052	(146,052)	—

Total	5,116,043	256,783	(146,052)	5,226,774

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,865,247	128,830	—	1,994,077

Unallocated corporate expenses				(176,337)
Unallocated corporate income				32,714

Operating income				1,850,454

	For the six months ended June 30, 2003
	Coal mining RMB’000	Coal railway transportation RMB’000	Eliminations RMB’000	Consolidated RMB’000

GROSS REVENUE
External	4,298,236	75,989	—	4,374,225
Inter-segment	—	194,767	(194,767)	—

Total	4,298,236	270,756	(194,767)	4,374,225

Inter-segment revenue is charged at prices pre-determined by the relevant governmental authority.
RESULT
Segment results	1,114,822	115,111	—	1,229,933

Unallocated corporate expenses				(181,395)
Unallocated corporate income				8,489

Operating income				1,057,027

5.SALES OF COAL AND TRANSPORTATION COSTS OF COAL

	Six months ended June 30,
	2003 RMB’000	2004 RMB’000

Domestic sales of coal, gross	3,444,406	2,507,618
Less: Transportation costs	263,277	326,233

Domestic sales of coal, net	3,181,129	2,181,385

Export sales of coal, gross	1,671,637	1,790,618
Less: Transportation costs	511,077	543,378

Export sales of coal, net	1,160,560	1,247,240

Net sales of coal	4,341,689	3,428,625

Net sales of coal represents the invoiced value of coal sold and is net of returns, discounts, sales taxes and transportation costs if the invoiced value includes transportation costs to the customers.

Sales taxes consist primarily of a resource tax calculated at the rate of RMB2.40 per metric tonne (“tonne”) of the imputed quantity of raw coal sold and are paid to the local tax bureau. Prior to January 1, 2004, resource tax was charged at the rate of RMB1.20 per metric tonne of imputed quantity of raw coal sold. The resource tax for each of six months ended June 30, 2004 and 2003 amounted to RMB49,462,000 and RMB24,966,000, respectively.

6. COST OF SALES AND SERVICE PROVIDED

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Materials	452,843	446,973
Wages and employee benefits	452,389	429,853
Electricity	152,393	141,058
Depreciation	447,972	434,622
Land subsidence, restoration, rehabilitation and environmental costs	159,585	131,473
Repairs and maintenance	122,786	154,926
Annual fee and amortization of mining rights	9,806	9,802
Transportation costs	24,112	26,037
Others	135,851	94,164

	1,957,737	1,868,908

7.SELLING, GENERAL AND ADMINISTRATIVE EXPENSES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Retirement benefits scheme contributions (note 32)	182,973	174,279
Wages and employee benefits	69,693	52,369
Additional medical insurance	16,295	14,234
Depreciation	26,333	20,387
Amortization of goodwill	5,388	4,834
Distribution charges	19,100	20,687
Allowance for doubtful debts	30,426	30,235
Resource compensation fees	50,863	42,204
Repairs and maintenance	39,435	4,760
Research and development	49,292	49,286
Staff training costs	13,667	13,377
Freight charges	3,342	6,389
Others	206,230	203,126

	713,037	636,167

8.OTHER OPERATING INCOME

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Gain on sales of auxiliary materials	20,001	26,124
Interest income from bank deposits	26,273	7,356
Interest income on loan receivable	6,441	1,133
Release of negative goodwill to income	13,810	13,810
Government grants	—	4,495
Others	2,283	4,570

	68,808	57,488

9. INTEREST EXPENSES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Interest expenses on:
- bank borrowing wholly repayable within 5 years	17,737	35,154
- bills receivable discounted without recourse	—	186
Deemed interest expenses	2,275	2,631

	20,012	37,971

No interest was capitalized during the relevant periods.

10. INCOME BEFORE INCOME TAXES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Income before income taxes has been arrived at after charging (crediting):
Amortization of mining rights	3,316	3,312
(Gain) loss on disposal of property, plant and equipment	(689)	1,814

11. INCOME TAXES

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Income taxes	591,986	299,630
Deferred tax charge (credit) (note 25)	13,854	(19,368)

	605,840	280,262

The Group is subject to a standard income tax rate of 33%. The effective income tax rate of the Group for the current period is 33% (six months ended June 30, 2003: 28%). The major reconciling items are the amount claimed on the appropriation to future development fund which is eligible for tax deduction but is not charged to income under IFRS and the expenses not deductible for tax purposes.

12. DIVIDEND

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Final dividend approved, RMB0.114 per share (2003: RMB0.104)	327,180	298,480
Special dividend approved, RMB0.05 per share (2003: nil)	143,500	—

	470,680	298,480

Pursuant to the annual general meeting held on June 25, 2004, a final dividend and a special dividend in respect of the year ended December 31, 2003 were approved.

Pursuant to the annual general meeting held on June 27, 2003, a final dividend in respect of the year ended December 31, 2002 was approved and paid to the shareholders of the Company.

13. EARNINGS PER SHARE AND PER ADS

The calculation of the earnings per share for the six months ended June 30, 2004 and 2003 is based on the net income for the period of RMB1,224,433,000 and RMB737,966,000, respectively, and on the number of 2,870,000,000 shares in issue during the relevant periods.

The earnings per ADS have been calculated based on the net income for the relevant periods and on one ADS representing 50 H shares.

14. RESTRICTED CASH

The amount represents the bank deposits pledged to certain banks to secure banking facilities granted to the Group.

15. BILLS AND ACCOUNTS RECEIVABLE

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000

Total bills receivable	424,094	657,090
Total accounts receivable	490,126	682,961
Less: Allowance for doubtful debts	(131,053)	(100,627)

Total bills and accounts receivable, net	783,167	1,239,424

Bills receivable represent unconditional orders in writing issued by or negotiated from customers of the Group for completed sale orders which entitle the Group to collect a sum of money from banks or other parties.

15.BILLS AND ACCOUNTS RECEIVABLE - continued

The Group made allowance for doubtful debts of RMB30,426,000 and RMB21,088,000 for the six months ended June 30, 2004 and 2003, respectively.

According to the credit rating of different customers, the Group allows a range of credit periods to its trade customers not exceeding 180 days.

The following is an aged analysis of bills and accounts receivable at the reporting date:

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000

1 - 180 days	599,652	961,307
181 - 365 days	98,884	177,571
1 - 2 years	78,335	114,887
2 - 3 years	81,619	78,919
Over 3 years	55,730	7,367

	914,220	1,340,051

16.INVENTORIES

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000

COST
Auxiliary materials, spare parts and small tools	216,963	204,466
Coal products	302,423	297,562

	519,386	502,028

17. OTHER LOAN RECEIVABLE

The amount represented a loan granted to a minority shareholder of a subsidiary of the Company. The amount was guaranteed by an independent third party, bore interest at 6% per annum and was secured by shares of a private PRC company (equivalent to approximately 16% of the share capital of that company) in which the borrower was a shareholder. The amount was fully settled during the period.

18.MINING RIGHTS

RMB’000
COST
At January 1, 2004 and at June 30, 2004	132,479

AMORTIZATION
At January 1, 2004	19,872
Provided for the period	3,316

At June 30, 2004	23,188

NET BOOK VALUES
At June 30, 2004	109,291

At December 31, 2003	112,607

In addition, the Parent Company and the Company have entered into a mining rights agreement pursuant to which the Company has agreed to pay to the Parent Company, effective from September 25, 1997, an annual fee of RMB12,980,000 as compensation for the Parent Company’s agreement to give up the mining rights associated with the Group’s mines other than Jining III. The annual fee is subject to change after a ten-year period.

19. LAND USE RIGHTS

RMB’000
COST
At January 1, 2004 and at June 30, 2004	658,549

AMORTIZATION
At January 1, 2004	53,637
Provided for the period	6,595

At June 30, 2004	60,232

NET BOOK VALUES
At June 30, 2004	598,317

At December 31, 2003	604,912

The land use rights have a term of fifty years from the date of grant of land use rights certificates.

The land use rights of Railway Assets were acquired from the Parent Company during the year ended December 31, 2002. The registration process in respect of the land use rights of the Railway Assets had not yet been completed at June 30, 2004.

20. PROPERTY, PLANT AND EQUIPMENT, NET

	Buildings RMB’000	Harbour works and drafts RMB’000	Railway structure RMB’000	Mining structure RMB’000	Plant, machinery and equipment RMB’000	Transportation equipment RMB’000	Construction in progress RMB’000	Total RMB’000

COST
At January 1, 2004	2,052,927	250,231	720,484	3,904,460	7,314,574	281,744	85,748	14,610,168
Additions	—	—	—	—	5,763	300	217,945	224,008
Transfers	39,221	—	—	—	87,409	—	(126,630)	—
Disposals	—	—	—	—	(4,284)	(10,298)	—	(14,582)

At June 30, 2004	2,092,148	250,231	720,484	3,904,460	7,403,462	271,746	177,063	14,819,594

DEPRECIATION
At January 1, 2004	797,845	—	106,903	1,408,418	3,545,719	134,910	—	5,993,795
Provided for the period	53,437	3,034	27,289	49,532	341,478	11,454	—	486,224
Eliminated on disposals	—	—	—	—	(2,427)	(6,070)	—	(8,497)

At June 30, 2004	851,282	3,034	134,192	1,457,950	3,884,770	140,294	—	6,471,522

NET BOOK VALUES
At June 30, 2004	1,240,866	247,197	586,292	2,446,510	3,518,692	131,452	177,063	8,348,072

At December 31, 2003	1,255,082	250,231	613,581	2,496,042	3,768,855	146,834	85,748	8,616,373

21. GOODWILL

	Six months ended June 30, 2004 RMB’000	Year ended December 31, 2003 RMB’000

COST
Opening balance	106,707	55,545
Subsequent adjustment to contingent consideration in respect of the acquisition of Railway Assets	—	40,000
Acquisition of Yanmei Shipping	—	11,162

Closing balance	106,707	106,707

AMORTIZATION
Opening balance	13,542	3,885
Provided for the period/year	5,388	9,657

Closing balance	18,930	13,542

NET BOOK VALUES
Closing balance	87,777	93,165

22. NEGATIVE GOODWILL

	Six months ended June 30, 2004 RMB’000	Year ended December 31, 2003 RMB’000

COST
Opening balance and closing balance	138,101	138,101

RELEASED TO INCOME
Opening balance	82,860	55,240
Released for the period/year	13,810	27,620

Closing balance	96,670	82,860

NET BOOK VALUES
Closing balance	41,431	55,241

23. INVESTMENTS IN SECURITIES

The amount represents unlisted available-for-sale equity investments with no quoted market price and the amount is stated at cost subject to impairment recognition.

24. DEPOSIT MADE ON ACQUISITION OF INVESTMENTS IN SECURITIES

The amount represents a deposit paid by the Group in connection with the acquisition of a less than 1 percent stake in Shenergy Company Limited, a company listed on the SSE. The investment is in the form of state legal person shares, which are not tradeable on the SSE. The unpaid consideration at June 30, 2004 and December 31, 2003 are shown as a capital commitment in note 31.

25. DEFERRED TAX ASSET

	Six months ended June 30, 2004 RMB’000	Year ended December 31, 2003 RMB’000

Opening balance	88,872	88,807
(Charge) credit for the period/year	(13,854)	65

Closing balance	75,018	88,872

At the balance sheet date, the deferred tax asset represented the tax effect of temporary differences on the excess of provision for land subsidence, restoration, rehabilitation and environmental costs charged as expenses that is eligible for tax deduction over the amounts already claimed for tax deduction.

There was no material unprovided deferred tax for the period/year or at the balance sheet date.

26. BILLS AND ACCOUNTS PAYABLE

The following is an aged analysis of accounts payable at the reporting date:

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
1 - 180 days	156,171	239,593
181 - 365 days	98,042	135,942
1 - 2 years	27,475	52,073

	281,688	427,608

27. PROVISION FOR LAND SUBSIDENCE, RESTORATION, REHABILITATION AND

ENVIRONMENTAL COSTS

	Six months ended June 30, 2004 RMB’000	Year ended December 31, 2003 RMB’000
Opening balance	85,022	83,044
Additional provision in the period/year	158,501	268,330
Transfers to prepayments and accrued expenses	(170,178)	(266,352)

Closing balance	73,345	85,022

The provision for land subsidence, restoration, rehabilitation and environmental costs has been determined by the directors based on their best estimates. However, in so far as the effect on the land and the environment from current mining activities becomes apparent in future periods, the estimate of the associated costs may be subject to change in the near term.

28. UNSECURED BANK BORROWING

During the year ended December 31, 2002, the Group obtained a new bank loan in the amount of RMB1,200,000,000. The loan bears interest at 6.21% per annum and is repayable in instalments over a period of 7 years, the first repayment instalment of which is due in August 2004. The proceeds were used to finance the acquisition of Railway Assets (see note 1).

During the year ended December 31, 2003, the interest rate of the bank loan was adjusted to 5.76%, pursuant to the terms of the loan agreement. The Company has made a partial repayment of RMB600,000,000 during that year and according to the terms of the loan agreement, an early settlement would be deemed to settle the latest instalments due. The balance of the loan is therefore repayable in instalments over the following 3 years, the first repayment instalment of which is due in August 2004.

The above loan is repayable as follows:

At June 30, 2004 and at December 31, 2003 RMB’000
Within one year	200,000
More than one year, but not exceeding two years	200,000
More than two years, but not exceeding five years	200,000

600,000
Less: Amount due within one year and included in current liabilities	(200,000)

Amount due after one year	400,000

29.SHAREHOLDERS’ EQUITY

The Company’s share capital structure at the balance sheet date is as follows:

Class of shares	Type of shares	Number of shares at June 30, 2004 and at December 31, 2003
Domestic invested shares	- State legal person shares (held by the Parent Company)	1,670,000,000
	- A shares (note 1)	180,000,000
Foreign invested shares	H shares (including H shares represented by ADS)	1,020,000,000

	Total	2,870,000,000

Each share has a par value of RMB1.

Pursuant to regulation in the PRC, the Company is required to transfer an annual amount to a future development fund at RMB6 per tonne of raw coal mined. The fund can only be used for the future development of the coal mining business and is not available for distribution to shareholders.

29.SHAREHOLDERS’ EQUITY - continued

Pursuant to another regulation in the PRC, the Company is required to transfer an additional amount at RMB8 per tonne of raw coal mined from May 1, 2004 to the future development fund which can be used for the future enhancement of safely production environment and facilities.

The Company has to set aside 10% of its net income for the statutory common reserve fund (except where the fund has reached 50% of the Company’s registered capital) and 5% to 10% of its net income for the statutory common welfare fund. The statutory common reserve fund can be used for the following purposes:

•	to make good losses in previous years; or

•	to convert into capital, provided such conversion is approved by a resolution at a shareholders’ general meeting and the balance of the statutory common reserve fund does not fall below 25% of the registered capital.

The statutory common welfare fund, which is to be used for the welfare of the staff and workers of the Company, is of a capital nature.

In accordance with the Company’s Articles of Association, the net income for the purpose of appropriation will be deemed to be the lesser of the amounts determined in accordance with (i) PRC accounting standards and regulations and (ii) IFRS or the accounting standards of the places in which its shares are listed.

The Company can also create a discretionary reserve in accordance with its Articles of Association or pursuant to resolutions which may be adopted at a meeting of shareholders.

The Company’s distributable reserve as at June 30, 2004 is the retained earnings computed under PRC GAAP which amounted to approximately RMB3,279,020,000 (as at December 31, 2003: RMB2,691,432,000).

30. RELATED PARTY TRANSACTIONS

The amounts due to the Parent Company and its subsidiary companies are non-interest bearing and unsecured.

The amounts due to the Parent Company and its subsidiary companies as at June 30, 2004 included the present value of outstanding balance that arose from the funding of the acquisition of the mining rights of Jining III as of January 1, 2001 discounted using the market rate of bank borrowings (note 1).

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
Amounts due to Parent Company and its subsidiary companies
Within one year	523,252	369,620
More than one year, but not exceeding two years	9,802	9,802
More than two years, but not exceeding five years	26,101	26,101
Exceeding five years	14,956	14,956

Total due	574,111	420,479
Less: amount due within one year	(523,252)	(369,620)

Amount due after one year	50,859	50,859

Except for the amounts disclosed above, the amounts due to the Parent Company and/or its subsidiary companies have no specific terms of repayment.

During the periods, the Group had the following significant transactions with the Parent Company and/or its subsidiary companies:

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Income
Sales of coal	214,045	79,009
Sales of auxiliary materials	184,702	180,480
Utilities and facilities	14,500	14,500
Railway transportation services	—	26

Expenditure Utilities and facilities	165,121	154,419
Annual fee for mining rights	6,490	6,490
Purchases of supply materials and equipment	101,935	181,342
Repairs and maintenance services	47,262	92,217
Social welfare and support services	97,105	95,670
Technical support and training	7,565	7,565
Road transportation services	8,341	13,417
Construction services	160,342	—

30. RELATED PARTY TRANSACTIONS – continued

During the periods, the Group had the following significant transactions with a related party, certain management members of which are also management members of the Group:

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000
Sales of coal	—	21,501

Certain expenditure for social welfare and support services (excluding medical and child care expenses) of RMB31,875,000 and RMB33,973,000 for each of the six months ended June 30, 2004 and 2003, respectively, and for technical support and training of RMB7,565,000 for each of the six months ended June 30, 2004 and 2003, have been charged by the Parent Company at a negotiated amount per annum, subject to changes every year.

The above transactions were charged either at markets prices or based on terms agreed by both parties.

In addition to the above, the Company participates in a multi-employer scheme of the Parent Company in respect of retirement benefits (see notes 7 and 32)

31. COMMITMENTS

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000
Capital expenditure contracted for but not provided in the financial statements in respect of:
- acquisition of property, plant and equipment	62,036	163,342
- acquisition of an equity investment	30,137	30,137

	92,173	193,479

32. RETIREMENT BENEFITS

Qualifying employees of the Company are entitled to a pension, medical and other welfare benefits. The Company participates in a multi-employer scheme of the Parent Company and pays a monthly contribution to the Parent Company in respect of retirement benefits at an agreed contribution rate based on the monthly basic salaries and wages of the qualified employees. The Parent Company is responsible for the payment of all retirement benefits to the retired employees of the Company.

The monthly contribution rate has been set initially at 45% of the aggregate monthly basic salaries and wages of the Company’s employees, and was fixed until December 31, 2001. Upon expiration of the initial period, the Company and the Parent Company determined that the contribution rate should remain at 45% for the period from January 1, 2002 to December 31, 2006.

32. RETIREMENT BENEFITS - continued

The Company’s subsidiaries are participants in a state-managed retirement scheme pursuant to which the subsidiaries pay a fixed percentage of the qualifying staff’s wages as a contribution to the scheme. The subsidiaries’ financial obligations under this scheme are limited to the payment of the employer’s contribution. During the period, contributions payable by the subsidiaries pursuant to this arrangement were insignificant to the Group.

During the period and at the balance sheet date, there were no forfeited contributions which arose upon employees leaving the above schemes, available to reduce the contribution payable in the future years.

33. HOUSING SCHEME

The Parent Company is responsible for providing accommodation to its employees and the employees of the Company. The Company and the Parent Company share the incidental expenses relating to the accommodation at a negotiated amount for each of the six months ended June 30, 2004 and 2003. Such expenses, amounting to RMB18,600,000 for each of the six months ended June 30, 2004 and 2003, have been included as part of the social welfare and support services expenses summarized in note 30.

The Company currently makes a fixed monthly contribution for each of its qualifying employees to a housing fund which is equally matched by a contribution from the employees. The contributions are paid to the Parent Company which utilizes the funds, along with the proceeds from the sales of accommodation and, if the need arises, from loans arranged by the Parent Company, to construct new accommodation. Starting from 2002, the Parent Company intends to sell the new accommodation by reference to market prices instead of cost. Accordingly, the Company paid an additional housing allowance to the employees at a percentage of their wages.

34. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amounts of bills and accounts receivable, bills and accounts payable and amounts due to the Parent Company and/or its subsidiary companies of the Group approximate their fair values because of the short maturity of these amounts or because they are stated at present value discounted using market rates. In addition, the carrying amount of the bank borrowing approximates its fair value as the interest rate approximates the market rate.

35. CONCENTRATION OF CREDIT RISK

The Group maintains its cash and cash equivalents with banks in the PRC.

The Group generally grants long-term customers credit terms with a range from one to four months, depending on the situations of the individual customers. For small to medium size new customers, the Group generally requires them to pay for the products before delivery.

Most of the Group’s domestic sales are sales to electric power plants, metallurgical companies, construction material producers and railway companies. The Group generally has established long-term and stable relationships with these companies. The Group also sells its coal to provincial and city fuel trading companies

35. CONCENTRATION OF CREDIT RISK - continued

As the Group does not currently have direct export rights, all of its export sales must be made through National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The quality, prices and final customer destination of the Group’s export sales are determined by the Group, National Coal Corporation, Minmetals Trading or Shanxi Coal Corporation. The Group intends to apply for direct export rights although there can be no assurance that such rights will be obtained on a timely basis.

For the six months ended June 30, 2004 and 2003, net sales to the Group’s five largest domestic customers accounted for approximately, 37% and 18%, respectively, of the Group’s total net sales. Net sales to the Group’s largest domestic customer, the Shandong Power and Fuel Company, accounted for 18% and 11% of the Group’s net sales for the six months ended June 30, 2004 and 2003, respectively. The Shandong Power and Fuel Company purchases coal on behalf of several power plants in Shandong Province, the largest of which, the Zouxian Electric Power Plant, alone accounted for 13% and 11% of the Group’s net sales for the six months ended June 30, 2004 and 2003, respectively.

Details of the amounts receivable from the five customers with the largest receivable balances at June 30, 2004 and December 31, 2003 are as follows:

	Percentage of accounts receivable
	At June 30, 2004	At December 31, 2003
Five largest receivable balances	46%	46%

36. POST BALANCE SHEET EVENT

On July 15, 2004, the Company has completed a placement of 204,000,000 H shares of RMB1 each at an issue price of HK$8.30 (equivalent to RMB8.80) each and raised approximately RMB1,757 million share capital.

37. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP

The condensed financial statements prepared under IFRS and those prepared under PRC GAAP have the following major differences:

(i) adjustment of future development fund (see note 29), which is charged to income before income taxes under PRC GAAP, to shareholders’ equity;

(ii) recognition of a deferred tax asset under IFRS for the tax consequence of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax basis of existing assets and liabilities; and

37. SUMMARY OF DIFFERENCES BETWEEN IFRS AND PRC GAAP – continued

(iii) negative goodwill arising under IFRS for the acquisition of Jining III is recognized as income in the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets. No negative goodwill is recongized under PRC GAAP; and

(iv) the installments payable to the Parent Company for the acquisition of Jining III have been stated at present value discounted using market rates under IFRS while under PRC GAAP, the installments payable are stated at gross amount. Accordingly, deemed interest expense arises on the installments payable to the Parent Company under IFRS and no such interest expenses are recognized under PRC GAAP.

The following table summarizes the differences between IFRS and PRC GAAP:

	Net income for six months ended June 30,		Net assets as at June 30, December 31,
	2004 RMB’000	2003 RMB’000	2004 RMB’000	2003 RMB’000

As per condensed financial statements prepared under IFRS	1,224,433	737,966	11,836,992	11,083,239
Impact of IFRS adjustment in respect of:
- transfer to future development fund which is charged to income before income taxes under PRC GAAP	(168,874)	(131,034)	(49,998)	—
- deferred tax effect on temporary differences not recognized under PRC GAAP	13,854	(19,368)	(75,018)	(88,872)
- release of negative goodwill to income	(13,810)	(13,810)	(96,670)	(82,860)
- deemed interest expenses	2,275	2,631	107,087	104,812
- others	390	386	7,683	7,292

As per financial statements prepared under PRC GAAP	1,058,268	576,771	11,730,076	11,023,611

Note: There are also differences in other items in the condensed financial statements due to differences in classification between IFRS and PRC GAAP.

38. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP

The condensed financial statements are prepared in accordance with IFRS, which differ in certain significant respects from US GAAP. The significant differences relate principally to the accounting for the acquisitions of Jining II, Jining III and Railway Assets, the cost bases of property, plant and equipment and land use rights and related adjustments to deferred taxation.

Under IFRS, the acquisitions of Jining II, Jining III and Railway Assets have been accounted for using the purchase method which accounts for the assets and liabilities of Jining II, Jining III and Railway Assets at their fair value at the date of acquisition. Any excess of the purchase consideration over the fair value of the net assets acquired is capitalized as goodwill and amortized over a period of ten to twenty years. Any excess of the fair value of the net assets acquired over the purchase consideration is recorded as negative goodwill, which is presented as a deduction from the assets of the Group in the condensed consolidated balance sheet. The Group releases the negative goodwill to the statement of income on a systematic basis over the remaining weighted average useful life of the identifiable acquired depreciable/amortizable assets.

Under US GAAP, as the Group, Jining II, Jining III and Railway Assets are entities under the common control of the Parent Company, the assets and liabilities of Jining II, Jining III and Railway Assets are required to be included in the condensed consolidated balance sheet of the Group at historical cost. The difference between the historical cost of the assets and liabilities of Jining II, Jining III and Railway Assets acquired and the purchase price paid is recorded as an adjustment to shareholders’ equity.

Under IFRS, the mining rights of Jining III are stated at purchase consideration less amortization. Mining rights are amortized on a straight line basis over twenty years, being the useful life estimated based on the total proven and probable reserves of the coal mine. Under US GAAP, as both the Group and Jining III are entities under the common control of the Parent Company, the mining rights have to be restated at nil cost and no amortization on mining rights will be recognized. However, a deferred tax asset relating to the capitalization of mining rights is required to be recognized under US GAAP as a higher tax base resulting from the capitalization is utilized for PRC tax purposes.

Under IFRS, property, plant and equipment and land use rights are stated at their respective fair values at the date of acquisition even including transactions between entities under common control. The fair value amount becomes the new cost basis of the assets of the Company formed from the reorganization and depreciation is based on such new basis. Under US GAAP, when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Accordingly, property, plant and equipment and land use rights are restated at the historical cost and no additional depreciation on the fair value amounts will be recognized under US GAAP. However, a deferred tax asset relating to the difference in cost bases between the fair value at the date of acquisition and historical cost is required to be recognized under US GAAP as the tax basis of the assets is the fair value amount at the date of acquisition.

Under IFRS, the acquisition of Yanmei Shipping has been accounted for using purchase method which accounted for the assets and liabilities of Yanmei Shipping at their fair value at the date of acquisition. The excess of the purchase consideration over the value of the net assets acquired is capitalized and amortized over a period of twenty years. Under US GAAP, goodwill is not amortized but instead tested for impairment at least annually.

38. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP – continued

The adjustments necessary to restate net income and shareholders’ equity in accordance with US GAAP are shown in the tables set out below.

	Six months ended June 30,
	2004 RMB’000	2003 RMB’000

Net income as reported under IFRS	1,224,433	737,966

US GAAP adjustments:

Additional depreciation charged on fair valued property, plant and equipment and land use rights	93,958	94,084
Additional deferred tax charge due to a higher tax bases resulting from the difference in cost bases of property, plant and equipment and land and use rights capitalization of mining rights	(32,100)	(32,140)
Amortization of negative goodwill on acquisition of Jining III	(13,810)	(13,810)
Amortization of mining rights of Jining III	3,316	3,312
Amortization of goodwill arising on acquisition of Jining II	390	390
Amortization of goodwill arising on acquisition of Railway Assets	4,440	4,444
Amortization of goodwill arising on acquisition of Yanmei Shipping	558	—

Net income under US GAAP	1,281,185	794,246

Earnings per share under US GAAP	RMB0.45	RMB0.28

Earnings per ADS under US GAAP	RMB22.32	RMB13.84

38. SUMMARY OF DIFFERENCES BETWEEN IFRS AND US GAAP - continued

	At June 30, 2004 RMB’000	At December 31, 2003 RMB’000

Shareholders’ equity as reported under IFRS	11,836,992	11,083,239

US GAAP adjustments:

Difference in cost bases of property, plant and equipment and land use rights	(2,561,032)	(2,561,032)
Additional depreciation charged on fair value property, plant and equipment and land use rights	1,219,478	1,125,520
Additional deferred tax asset due to a higher tax base resulting from the difference in cost bases of property, plant and equipment and land use rights	442,712	473,719
Goodwill arising on acquisition of Jining II	(10,493)	(10,883)
Negative goodwill arising on acquisition of Jining III, net	41,431	55,241
Mining rights of Jining III	(109,291)	(112,607)
Additional deferred tax asset due to a higher tax base resulting from the capitalization of mining rights	36,067	37,160
Goodwill arising on acquisition of Railway Assets	(66,680)	(71,120)
Amortization of goodwill on acquisition of Yanmei Shipping	558	—

Shareholders’ equity under US GAAP	10,829,742	10,019,237

Under US GAAP, the Group’s total assets would have been RMB14,017,605,000 and RMB12,845,802,000 at June 30, 2004 and December 31, 2003, respectively.

Details of recent accounting pronouncement are as follows:

In January 2003, the FASB issued FASB Interpretation No. 46, “Consolidation of Variable Interest Entities” (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51 “Consolidated Financial Statements” and provides guidance on the identification of entities for which control is achieved through means other than voting rights (“variable interest entities” or “VIEs”) and how to determine when and which business enterprise should consolidate the VIEs. This new model for consolidation applies to an entity in which either: (1) the equity investors (if any) lack one or more characteristics deemed essential to a controlling financial interest or (2) the equity investment at risk is insufficient to finance that entity’s activities without receiving additional subordinated financial support from other parties. FIN 46 was applicable for periods ending December 15, 2003. In December 2003 the FASB issued FIN 46R which defers the implementation date to the end of the first reporting period after March 15, 2004 unless the Company has a special purpose entity in which case the provisions must be applied for fiscal years ending December 31, 2003. The Company does not have a special purpose entity and therefore the adoption of FIN46 did not have a material impact on the Group’s financial statements.

Yanzhou Coal Mining Company Limited

CORPORATE INFORMATION

Registered Name:

English Name:	Yanzhou Coal Mining Company Limited

Registered Address:	40 Fushan Road Zoucheng, Shandong Province PRC

Post Code:	273500

Website:	http://www.yanzhoucoal.com.cn

E-mail address:	yzc@yanzhoucoal.com.cn

Legal Representative:	Wang Xin

Company Secretary:	Chen Guangshui

Authorized Representative:	Yang Jiachun Chen Guangshui 40 Fushan Road Zoucheng, 273500 Shandong Province PRC tel: 86537-5382319 fax: 86537-5383311

Places of Listing:	A shares: Shanghai Stock Exchange Ticker Symbol: 600188 Stock Abbreviation: Yanzhou Mei Ye

H shares: The Stock Exchange of Hong Kong Limited Share Code: 1171

ADS: The New York Stock Exchange, Inc. Ticker Symbol: YZC